                                                  This filing is made pursuant
                                                  to Rule 424(b)(4) under
                                                  the Securities Act of
                                                  1933 in connection with
                                                  Registration No. 333-37473

PROSPECTUS
MODTECH LOGO

                                1,750,000 SHARES

                                  MODTECH, INC.

                                  COMMON STOCK


     Of the 1,750,000 shares of Common Stock offered hereby (the "Offering"), 1,000,000 shares are being sold by Modtech, Inc. ("Modtech" or the "Company") and 750,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Use of Proceeds."



     The Company's Common Stock is listed on The Nasdaq National Market under the symbol "MODT." On November 3, 1997, the last reported sales price for a share of the Company's Common Stock on The Nasdaq National Market was $22.625. See "Market Information and Related Matters."

                            ------------------------


     SEE "RISK FACTORS" BEGINNING AT PAGE 7 FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


======================================================================================================
                                                     UNDERWRITING       PROCEEDS        PROCEEDS TO
                                      PRICE TO       DISCOUNTS AND       TO THE         THE SELLING
                                     THE PUBLIC     COMMISSIONS(1)     COMPANY(2)      SHAREHOLDERS
------------------------------------------------------------------------------------------------------
Per Share.........................      $20.00           $1.10           $18.90           $18.90
------------------------------------------------------------------------------------------------------
Total(3)..........................    $35,000,000     $1,925,000       $18,900,000      $14,175,000
======================================================================================================


(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company (including expenses of the Selling Shareholders) estimated at $300,000.


(3) Certain of the Selling Shareholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 262,500 additional shares of the Company's Common Stock, at the same price and subject to the same Underwriting Discounts and Commissions as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Selling Shareholders will be $40,250,000, $2,213,750 and $19,136,250, respectively. See "Underwriting."

                            ------------------------


     The shares of Common Stock are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made on or about November 7, 1997, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.


BEAR, STEARNS & CO. INC.

                               CRUTTENDEN ROTH
                                 INCORPORATED
                                                    L.H. FRIEND, WEINRESS,
                                                        FRANKSON & PRESSON, INC.


                THE DATE OF THIS PROSPECTUS IS NOVEMBER 4, 1997.

                                [ PHOTOGRAPHS ]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes that there has been no exercise of the Underwriters' over-allotment option and options to purchase shares of Common Stock granted or to be granted under the Company's stock option plans.

                                  THE COMPANY

     Modtech designs, manufactures, markets and installs modular relocatable classrooms. Based upon 1996 net sales, the Company believes that it is the largest manufacturer of modular relocatable classrooms in California. The Company's classrooms are sold primarily to California school districts, and to third parties and the State of California principally for lease to California's school districts. Modtech's products include standardized classrooms, as well as customized structures for use as libraries, gymnasiums, computer rooms and bathroom facilities. The Company believes that its modular structures can be substituted for virtually any part of a school. The Company's classrooms are engineered and constructed in accordance with structural and seismic safety specifications adopted by the California Department of State Architects which regulates all school construction on public land, standards which are more rigorous than the requirements for other portable units.

     In recent years, population growth and demographic and geographic shifts in California student enrollments have necessitated the addition of more classrooms at existing schools and the construction of new schools to serve new residential developments. However, as a consequence of budget shortfalls experienced by the State of California and many California school districts from 1991 through the middle of 1996, the level of funding for the construction of schools declined, even though school enrollments increased annually during this period. As a result, classrooms in many California school districts currently are reported to be among the most crowded in the nation, with an average of 29 students per class, compared to a national average class size of 17. Without the addition of new classrooms, the average class size will continue to grow since the California Department of Finance has estimated that student enrollment in grades kindergarten through 12 will increase by approximately 18% from 1995 through 2005.

     Funding for new school construction is provided primarily at the State level, (i) through annual budget allocations of funds derived from general revenue sources and (ii) from the sale of statewide bond issues. As the State of California budget deficit has ameliorated, the legislature has increased funding for the addition of classrooms in an effort to reduce the average number of students per classroom. For the 1996 - 1997 school year, the State spent $822 million in funding under the California Class Size Reduction Program adopted in 1996, including $200 million specifically for facilities which may be relocatable classrooms. The Company believes that State funding for the reduction of class sizes during the 1997 - 1998 school year will be as high as $1.5 billion for both general operations and school facilities. In addition to funding out of its annual budget, the State is empowered to issue general obligation bonds to finance, among other things, the construction of school facilities. The California State School Facilities Conference Committee recently adopted a package of bills which, if approved by the Legislature, would, among other things, place an $8.2 billion school construction bond on the June 1998 California ballot. If these proposals are on the ballot and are approved by the voters, $4 billion of the bonds would be sold in 1998, followed by $4.2 billion in 2000, the proceeds of which would be used to construct and modernize existing school facilities, acquire land to build new schools, and construct or add classrooms. See "Business -- Legislation and Funding."

     These factors have combined to increase the demand for modular relocatable classrooms, which cost significantly less and take much less time to construct and install than conventional school facilities, and which permit a school district to relocate the units as student enrollments shift. In addition, the Company's products provide added flexibility to school districts in financing the costs of adding classroom space, since modular relocatable classrooms are considered personal property which can be financed out of a district's operating budget in addition to its capital budget. In recognition of these advantages, California legislation currently requires, with certain exceptions, that at least 30% of all new classroom space added using State funds must be relocatable structures. See "Business -- Legislation and Funding."

     The Company currently operates a total of six production lines at four plants, which serve both the Northern and Southern California markets. The Company's manufacturing process is vertically integrated in that the Company fabricates many of the components used in the construction of its classrooms. The Company believes that this capability enables it to be one of the low-cost producers in California of standardized modular relocatable classrooms, and provides it with a competitive advantage over other manufacturers who must use third parties to supply these parts.

     During recent periods, the Company's net sales and profitability have increased. Net sales increased from $19.4 million for the year ended December 31, 1995, to $49.9 million for the year ended December 31, 1996. During the first six months of 1997, net sales were $58.9 million, as compared to $12.7 million during the same period of 1996. Net income for the year ended December 31, 1996 and the six months ended June 30, 1997 was $4.3 million and $5.2 million, respectively. The Company attributes these recent improved results to the heightened demand for modular relocatable classrooms in California, the Company's ability to increase production capacity to accommodate this demand, its efficient and cost effective manufacturing processes, and the quality and attractive pricing of its classrooms.

     The Company's strategy is to expand its production capacity to meet the increased demand for modular relocatable classrooms, to increase its share of the California market for such classrooms, and to continue to develop new product designs and manufacturing alternatives. In addition, the Company intends to increase its efforts to expand the market for its classrooms to include neighboring states and to develop and more extensively market additional non-classroom products. Recent diversification initiatives have included the acquisition of a manufacturing operation that enhanced the Company's ability to produce relocatable buildings for sale to commercial customers and modular shelters for electronics used in the telecommunications industry. The Company also recently hired a salesperson to market the Company's relocatable classrooms to customers in the States of Arizona and Nevada and to private schools and child care providers within California.

     Organized in 1982, the Company is a California corporation whose executive offices are located at 2830 Barrett Avenue, Perris, California 92571, and its telephone number is (909) 943-4014. The Company maintains a website that contains information concerning its products and personnel and copies of its most recent press releases, the address of which is http://www.modt.com.

                              RECENT DEVELOPMENTS

     The Company issued a press release on October 21, 1997, announcing operating results, for the third quarter ended September 30, 1997. Net sales for the third quarter ended September 30, 1997 were $39.8 million, compared to $14.3 million for the quarter ended September 30, 1996, an increase of 178%. Net sales for the nine months ended September 30, 1997 were $98.7 million, compared to $27.0 million for the nine months ended September 30, 1996, an increase of 266%. Operating income for the third quarter of 1997 was $7.2 million, compared to operating income of $1.5 million for the third quarter of 1996. Net income for the third quarter of 1997 was $4.4 million, or $0.45 per share, compared to $1.3 million, or $0.14 per share, for the third quarter of 1996, and net income for the nine months ended September 30, 1997 was $9.7 million, or $1.00 per share, compared to $2.2 million, or $0.24 per share, for the nine months ended September 30, 1996. Net income per share is computed on a fully diluted basis. At September 30, 1997, the Company's backlog was $85.0 million, compared to $80.4 million at June 30, 1997 and $40.0 million at September 30, 1996.

                                  THE OFFERING


Common Stock offered by the Company...........  1,000,000 shares
Common Stock offered by the Selling
  Shareholders................................  750,000 shares
Common Stock to be outstanding after the
  Offering(1).................................  9,705,836 shares
Use of proceeds by the Company................  Debt repayment,  additions to working capital and other general corporate purposes. See
                                                "Use of Proceeds."
Nasdaq National Market symbol.................  MODT


---------------
(1) Excludes 1,206,933 shares issuable upon exercise of outstanding options, and 196,667 shares available for the grant of additional options under the Company's stock option plans. See "Management -- Stock Options."

                      SUMMARY FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The historical income statement data, certain of the selected operating data, and the balance sheet data set forth below have been derived from the Company's audited and unaudited financial statements included elsewhere herein and should be read in conjunction with such financial statements and the notes thereto.

                                                                                SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              JUNE 30,
                                           -------------------------------     -------------------
                                            1994        1995        1996        1996        1997
                                           -------     -------     -------     -------     -------
INCOME STATEMENT DATA:
Net sales................................  $20,355     $19,386     $49,886     $12,704     $58,906
Gross profit.............................    2,589       2,985       7,257       1,842      11,218
Income from operations...................    1,035       1,372       4,912         994       9,036
Interest expense, net....................     (471)       (387)       (422)       (107)       (549)
Net income...............................      602         965       4,269         889       5,195
Net income available for Common
  Stock(1)...............................      602         799       4,221         841       5,195
Earnings per common share(2).............  $  0.11     $  0.12     $  0.47     $  0.10     $  0.55
Weighted average shares outstanding
  (in thousands)(2)......................    5,294       6,712       9,041       8,750       9,370

SELECTED OPERATING DATA:
Gross margin.............................     12.7%       15.4%       14.5%       14.5%       19.0%
Operating margin.........................      5.1%        7.1%        9.8%        7.8%       15.3%
Standard classrooms sold(3)..............      680         605       1,610         413       2,066
Backlog at period end(4).................  $ 7,000     $ 4,100     $58,000     $20,400     $80,400


                                                                          AS OF JUNE 30, 1997
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(6)
                                                                        -------   --------------
BALANCE SHEET DATA
Working capital.......................................................  $26,647      $ 31,915
Total assets..........................................................   58,387        63,655
Total liabilities.....................................................   37,800        24,468
Long-term debt, excluding current portion(5)..........................   15,132         1,800
Shareholders' equity..................................................   20,587        39,187


---------------
(1) After deduction of preferred stock dividends of $166,000 and $48,000 for the years ended December 31, 1995 and 1996, respectively, and $48,000 for the six months ended June 30, 1996. No preferred stock was outstanding during the six months ended June 30, 1997, and none currently is outstanding. See
    Note 11 of Notes to Financial Statements.

(2) Computed on a fully diluted basis.

(3) Determined by dividing the total square footage of floors sold during the year by 960 square feet, the floor area of a standard classroom. See "Business -- Modular Classrooms."

(4) The Company manufactures classrooms to fill existing orders only, and not for inventory. Backlog consists of sales orders scheduled for completion during the next 12 months.

(5) For a description of the Company's long-term debt, see Notes 5 and 6 of Notes to Financial Statements.


(6) Adjusted to reflect the sale of 1,000,000 shares of Common Stock by the Company in the Offering at an offering price of $20.00 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risks and other factors should be considered carefully in evaluating the Company and its business before purchasing any of the Common Stock offered hereby. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to statements regarding the Company's assumptions, expectations, anticipations, hopes, beliefs, plans, proposals, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including those detailed in this "Risk Factors" portion of this Prospectus as well as those set forth elsewhere in this Prospectus. The forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

LEGISLATION AND SCHOOL FUNDING

     The demand for modular relocatable classrooms in California is affected by various statutes which, among other things, prescribe the way in which all school classrooms to be constructed on public lands must be designed and engineered, the methods by which the Company's customers, primarily individual school districts, obtain funding for the construction of new facilities, and the manner in which available funding is to be spent. The Company's business therefore is, to a material degree, dependent upon the legislative and educational policies and financial condition of the State of California. Funding for new school construction and rehabilitation of existing schools by California school districts currently is provided primarily at the State level, through annual allocations of funds derived from general revenue sources and statewide bond issues. In addition, school districts obtain funding for the purchase or lease of school facilities through the imposition of Developers' Fees and local bond issuances. The availability of this funding is subject to financial and political considerations which vary from district to district. The use of funding provided by the State is also affected by the legislative policies of the State of California. For example, California legislation currently requires, with certain exceptions, that 30% of new classroom space added using State funds must be relocatable structures. The Company's classroom units qualify as relocatable structures. There are, however, alternative structures that are less modular in nature than the Company's classrooms that may also satisfy this legislative requirement. Shortages of financial resources at either State or local levels, or changes in the legislative or educational policies of the State of California, could have a material adverse effect upon the Company.

     The California State School Facilities Conference Committee recently adopted a package of proposals that, if approved by the Legislature, would provide, among other things, for the inclusion on the June 1998 ballot of an $8.2 billion bond issue for school construction and a proposed amendment to the California Constitution that would reduce the percentage of voter approval required for local bond issues from that currently specified in Proposition 13. In addition, the provision of California legislation which requires that 30% of all new classrooms added using State funds be relocatable structures would be eliminated. As currently drafted, approval of each of these proposals is linked, and in order for any of them to become effective the $8.2 billion bond issue must be approved by a majority of the California voters and the proposed Constitutional Amendment must be approved by two-thirds of the California voters. See "Business -- Legislation and Funding."

CYCLICAL INDUSTRY

     The Company's modular classrooms are purchased predominately by school districts in California. The ability of California school districts to finance the acquisition of the Company's products is largely dependent upon the level of funding available from the State. Although the need for additional classrooms remained unabated in the early to mid 1990's as California school districts continued to encounter student population growth, the increasing budget shortfalls that the State and many California school districts were experiencing imposed severe limitations on the levels of funding for the construction of schools. As a result, the Company experienced declines in net sales, and reported losses from 1991 through 1993, forcing it to reduce the number of production lines in operation from six at the end of 1991 to two at the end of 1993 and to reduce its workforce by approximately 53%.

     The State of California recently has increased the amount of funds available for expenditures on school facilities, and the market for the Company's modular relocatable classrooms has grown rapidly, particularly since the implementation of the State's Class Size Reduction Program in November 1996. Since the beginning of 1995, the Company has re-opened three production lines and acquired a fourth line, resulting in six production lines in operation at the end of 1996. The Company currently is completing a seventh line and plans to open another line in 1998. However, there can be no assurance that the funding for school construction provided by the State of California will continue to increase, or even remain at current levels, in future periods particularly since the Class Size Reduction Program has already produced the desired result for over half of the student population in the target grade levels of kindergarten through the third grade. If demand for modular classrooms declines, or the Company's share of the market is reduced, the Company may again be faced with excess production capacity. On the other hand, if demand for the Company's classrooms were to increase to levels beyond current expectations, the Company's growth would be restricted by its production capacity unless and until the Company were able to construct or acquire additional production lines, at costs and over a period of time which might prove substantial.

     Primarily as a result of the adoption of the Class Size Reduction Program, the Company's net sales and profitability increased significantly in 1996, and have continued to increase during the first six months of 1997. Future operating results could be affected by a number of factors, including changes in the legislative and educational policies and financial condition of the State of California, reductions in sales and/or margins caused by competitive pressures and other factors, increases in operating costs including costs of raw materials, production, supplies, personnel, equipment and transportation, and increases in governmental regulation imposed under federal, state or local laws, including regulations applicable to environmental, labor and trade matters. For these reasons, among others, there can be no assurance that the Company will be able to sustain rates of revenue growth and profitability in future periods that are comparable to those experienced in the past one and one-half years.

CONCENTRATION OF CUSTOMERS

     The Company's sales to date have been almost exclusively limited to sales of classrooms to customers in California, and the Company has sold only a limited number of classrooms to private schools and child care facilities. The Company markets and sells its modular classrooms primarily to California school districts, as well as to the State of California and leasing companies who lease the classrooms principally to school districts. Given the costs of transportation, the Company believes that it can compete cost-effectively primarily within a radius of approximately 300 miles from any one of its production facilities. Although parts of Nevada and Arizona are within such distance, neither Nevada nor Arizona has a legislative and regulatory environment regarding the construction and financing of schools that is comparable to that which has given rise to the modular relocatable classroom industry in California. During the year ended December 31, 1996, approximately 94% of the Company's net sales was attributable to the sale of classrooms, with sales of classrooms to individual school districts and third party lessors to school districts representing approximately 81% of the Company's net sales, and sales of classrooms directly to the State of California accounting for approximately 13% of net sales for the year. Unless and until the Company is successful in implementing its strategy for increasing sales out of state and of non-classroom products, the Company's operating results will continue to be largely dependent on sales of modular relocatable classrooms to California school districts.

MANAGEMENT OF GROWTH


     The Company's business has grown rapidly during the past one and one-half years and such growth has placed and, if sustained, will continue to place significant demands on the Company's management and resources. The Company's work force increased to 877 employees at June 30, 1997, from 93 employees at December 31, 1995. The Company's future operating results will depend on management's ability to manage future growth and there can be no assurance that efforts to manage future growth will be successful. Should such growth continue, it is likely that the Company would be required to hire and train additional technical, marketing and administrative personnel, implement additional operating and financial controls, install additional reporting and management information systems for order processing, system monitoring, customer service and financial reporting, and otherwise improve coordination between the design and engineering, marketing, sales, manufacturing and finance functions.

     From time to time the Company has reviewed possible acquisitions of other companies, with a view to expanding its operations to other geographic areas or acquiring the capability of manufacturing other, non-classroom products. Although it is not currently a party to any agreement or understanding with respect to any prospective acquisition, the Company expects that it will continue to explore possible acquisitions for the purpose of, among other things, implementing its strategies for reducing its dependence on sales of classrooms within California. Should the Company determine to make an acquisition to extend its operations outside of California, expand its non-classroom product line, increase its production capacity and/or market share within California, or add the capability of manufacturing more of the components used in the construction of its classrooms through one or more acquisitions, the completion of any such acquisition could require sizeable amounts of capital and is likely to involve the diversion of management's attention for other business concerns. There can be no assurance that any acquired operations will be integrated efficiently or prove profitable, and unexpected problems encountered in connection with any such acquisition could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon its executive officers, Evan M. Gruber and Michael G. Rhodes, and the loss of either of these key executive officers could have a material adverse effect on the Company. Although the Company has entered into an employment agreement with Mr. Gruber which continues through December 31, 1999, each of the these key executive officers may voluntarily terminate his employment with the Company at any time. The continued success of the Company also will depend upon its ability to attract and retain skilled employees. See "Management."

PRODUCT SPECIFICATIONS AND REGULATION

     Most of the Company's contracts require the Company to build classrooms which meet certain established state mandated function and manufacturing specifications. Under such contracts, which are typically fixed-price contracts, the Company assumes the liability for correcting, without additional compensation, any deficiencies which cause its classrooms to fail inspection and certification tests. The Company relies upon its experience and expertise to evaluate the potential for such liability inherent in prospective projects and to price its bids accordingly. In addition, the Company attempts to minimize the risk of additional exposure by adopting strict quality control standards, and subjecting its units under construction to extensive testing under the supervision of inspectors hired by the Company's customers. To date, the Company's operating performance has not been materially impacted adversely by such liability. However, should the Company incur such liability significantly in excess of that estimated, its profitability would be adversely affected. See "Business -- Marketing; -- Manufacturing; -- Regulation."

COMPETITION

     The modular relocatable classroom industry is highly competitive, with the market divided among a number of privately owned companies each of whose share of the market the Company believes is smaller than that of the Company. In addition, other firms with resources greater than the Company's, including mobile home and modular office builders and recreational vehicle manufacturers, may enter into competition with the Company in the future. Furthermore, as the Company attempts to implement its strategy to increase sales outside of California and to increase its sales of non-classroom products, it is anticipated that it will encounter new competitors with more experience and a more established position than the Company in those markets. There can be no assurance that the Company will not encounter increased competition in the future which could limit the Company's ability to maintain or increase its market share and could adversely effect the Company's prices, gross margins, and overall operating results. See "Business -- Competition."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

     The Company's quarterly revenue typically has been highest in the second and third quarters of the year when school districts generally place a large number of orders for modular classrooms to be delivered in time for the upcoming school year. Additionally, first and fourth quarter revenues typically are lower due to a greater number of holidays and days of inclement weather during such periods. The Company's operating results may vary significantly from quarter to quarter due to a variety of factors including legislative and funding developments, changes in the Company's product and customer mix, the availability and cost of raw materials, the introduction of new products by the Company or its competitors, pricing pressures, general economic and industry conditions that affect customer demand, and other factors. The Company's results of operations for any quarter would be adversely affected if orders are not shipped in any quarter as anticipated.

FLUCTUATION OF STOCK PRICE

     In recent periods, there has been a relatively limited market for the Company's Common Stock, and the market price for a share of the Company's Common Stock has fluctuated significantly. See "Market Information and Related Matters." Although both the number of shares of the Common Stock outstanding in the public float and the number of the Company's shareholders are expected to increase significantly following the Offering, there can be no assurance that a more active trading market for the Common Stock will develop or be sustained following the Offering. Factors such as quarterly variations in the Company's results of operations, trends in the Company's industry and market conditions generally, and the limited and sporadic trading volume of the Company's Common Stock which has been experienced from time to time, have caused, and may continue to cause, the market price of the Company's Common Stock to fluctuate significantly. In addition, the stock markets have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock for reasons unrelated to the Company's operating performance. Accordingly, the price at which shares are offered hereby should not be considered an indication of any price at which the Common Stock may trade in the future.

SHARES ELIGIBLE FOR FUTURE SALE


     Of the 9,705,836 shares of the Company's Common Stock to be outstanding immediately following this Offering, 5,899,081 shares are held by affiliates of the Company but are not subject to the restrictions on resale under the Securities Act of 1933, as amended (the "Securities Act"), having been registered for public resale from time to time under the Securities Act. All of these shares (with certain limited exceptions) are subject to agreements which restrict their public sale for 180 days after the date of this Prospectus without prior approval of Bear, Stearns & Co. Inc. In addition, the Company has registered 1,650,000 shares of Common Stock issuable upon exercise of options granted and to be granted under the Company's existing stock option plans. Sales of substantial amounts of these shares, or even the potential for such sales, could have a depressive effect on the market price of shares of the Company's Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.


CONTROL BY EXISTING MANAGEMENT


     Upon completion of this Offering, the current executive officers and directors of the Company will continue to own or have voting control over, in the aggregate, approximately 35% of the shares of the Company's Common Stock then outstanding. Accordingly, the Company's current management will continue to be able to significantly influence the outcome of elections of directors and other matters presented to a vote of shareholders. See "Principal and Selling Shareholders."


ABILITY TO ISSUE PREFERRED STOCK; ANTI-TAKEOVER DEVICES

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by the Company's shareholders, and may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions. Although the Company currently has no plans to issue any shares of Preferred Stock, the issuance of Preferred Stock in the future could affect the rights of the holders of the Company's Common Stock and thereby reduce the value of the Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be used to restrict the Company's ability to merge with or sell its assets to a third party, or otherwise delay, discourage, or prevent a change in control of the Company. In addition, the Company's Articles of Incorporation provide for the elimination of cumulative voting and the classification of the Company's Board of Directors in certain circumstances, provisions which are also likely to delay, discourage, or prevent a change in control of the Company. The Company has been advised by the Underwriters that the number of holders of the Company's Common Stock is likely to increase to at least 800 as a consequence of this Offering, in which event the Company intends to cause these provisions of its Articles of Incorporation to become operative by electing a classified Board of Directors, without cumulative voting, at the next annual meeting of shareholders.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company are estimated to be approximately $18.6 million, based on an offering price of $20.00 per share, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.


     The Company plans to use a portion of the net proceeds to repay amounts then outstanding under the Company's $20.0 million revolving loan agreement with a bank (the "Credit Facility"). As of September 30, 1997, borrowings of $12.6 million were outstanding under the Credit Facility. Amounts borrowed under the Credit Facility are secured by substantially all of the Company's assets, bear interest at a floating rate equal to 0.75% above the lender's reference rate, and must be repaid in full by September 30, 2000. The Company expects that it will continue to use the Credit Facility as a source of working capital after this Offering is consummated.

     The remaining net proceeds are expected to be used as additions to working capital to finance higher levels of accounts receivable and inventories, and for other general corporate purposes. Pending the uses described herein, it is anticipated that all or a portion of the net proceeds will be invested in high quality income-producing instruments such as short-term corporate investment grade or United States Government interest-bearing securities.

                     MARKET INFORMATION AND RELATED MATTERS

     The Company's Common Stock is currently traded on The Nasdaq National Market under the symbol "MODT." The following table sets forth on a per share basis the high and low closing sales prices per share for the Common Stock on The Nasdaq National Market for the periods indicated.


                                                                    HIGH         LOW
                                                                   -------     -------
        1995
        First Quarter............................................  $ 1.750     $ 1.125
        Second Quarter...........................................    1.875       1.125
        Third Quarter............................................    2.625       1.188
        Fourth Quarter...........................................    2.375       1.875

        1996
        First Quarter............................................    3.625       2.250
        Second Quarter...........................................    5.750       2.875
        Third Quarter............................................    9.625       3.500
        Fourth Quarter...........................................    9.500       6.875

        1997
        First Quarter............................................   13.875       7.875
        Second Quarter...........................................   13.000      10.625
        Third Quarter............................................   25.250      11.625
        Fourth Quarter (through November 3)......................   29.250      21.625



     On November 3, 1997, the closing sales price on The Nasdaq National Market for a share of the Company's Common Stock was $22.625. The approximate number of holders of record of the Company's Common Stock as of September 30, 1997, was 78.


                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock since 1990. The Board of Directors currently intends to follow a policy of retaining all earnings, if any, to finance the continued growth and development of the Company's business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will be dependent upon the Company's financial condition and results of operations and other factors deemed relevant by the Board of Directors. Moreover, the Company's Credit Facility currently prohibits the payment of cash dividends.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to give effect to receipt by the Company of the net proceeds from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby (at a public offering price of $20.00 per share) and the anticipated application of the net proceeds therefrom. See "Use of Proceeds."



                                                                              JUNE 30, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Long-term debt (1):
  Bank debt (less current portion)....................................   $13,332       $    --
  Industrial development bonds........................................     1,800         1,800
                                                                         -------       -------
          Total long-term debt........................................    15,132         1,800
                                                                         =======       =======

Shareholders' equity:
  Preferred Stock, $0.01 par value: 5,000,000 shares authorized; none
     issued and outstanding...........................................        --            --
  Common Stock, $0.01 par value: 20,000,000 shares authorized,
     8,679,000 shares outstanding(2), (9,679,000 shares outstanding as
     adjusted)........................................................     4,043         4,053
Additional paid-in capital............................................    15,744        34,334
Retained earnings.....................................................       800           800
                                                                         -------       -------
     Total shareholders' equity.......................................    20,587        39,187
                                                                         -------       -------
          Total capitalization........................................   $35,719       $40,987
                                                                         =======       =======


---------------

(1) For a description of the Company's long-term debt, see Notes 5 and 6 of Notes to Financial Statements.

(2) Excludes 1,206,933 shares issuable upon exercise of currently outstanding options, and 196,667 shares available for the grant of additional options under the Company's stock option plans. See "Management -- Stock Options."

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected income statement and balance sheet data set forth below for the three years ended December 31, 1994, 1995 and 1996 have been derived from the audited financial statements of the Company included elsewhere herein. The selected income statement and balance sheet data set forth below for the years ended December 31, 1992 and 1993 have been derived from audited financial statements of the Company that are not included herein. The selected income statement and balance sheet data for the six month periods ended June 30, 1996 and 1997 have been derived from the unaudited financial statements of the Company included elsewhere herein and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the Company's operations for such periods. The selected income statement and balance sheet data set forth below should be read in conjunction with those financial statements (including the notes thereto) and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" also included elsewhere herein. The results of the Company's operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for any future period or the fiscal year ending December 31, 1997.

                                                                                                              SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                             JUNE 30,
                                              -------------------------------------------------------       ---------------------
                                               1992        1993        1994        1995        1996          1996          1997
                                              -------     -------     -------     -------     -------       -------       -------
INCOME STATEMENT DATA:
Net sales...................................  $31,192     $19,658     $20,355     $19,386     $49,886       $12,704       $58,906
Cost of sales...............................   30,601      21,764      17,766      16,401      42,629        10,862        47,688
                                              -------     -------     -------     -------     -------       -------       -------
Gross profit (loss).........................      591      (2,106)      2,589       2,985       7,257         1,842        11,218
Selling, general and administrative
  expenses..................................    2,193       1,871       1,554       1,613       2,345           848         2,182
Restructuring charge(1).....................       --       2,470          --          --          --            --            --
                                              -------     -------     -------     -------     -------       -------       -------
Income (loss) from operations...............   (1,602)     (6,447)      1,035       1,372       4,912           994         9,036
Interest expense, net.......................     (705)       (565)       (471)       (387)       (422)         (107)         (549)
Other income (expense)......................      (19)         47          42          (1)        (13)           22            64
                                              -------     -------     -------     -------     -------       -------       -------
Income (loss) before income taxes...........   (2,326)     (6,965)        606         984       4,477           909         8,551
Provision for income taxes..................       40           1           4          19         208            20         3,356
                                              -------     -------     -------     -------     -------       -------       -------
Net income (loss)...........................   (2,366)     (6,966)        602         965       4,269           889         5,195
                                              =======     =======     =======     =======     =======       =======       =======
Net income (loss) available for Common
  Stock(2)..................................  $(2,366)    $(6,966)    $   602     $   799     $ 4,221       $   841       $ 5,195
                                              =======     =======     =======     =======     =======       =======       =======
Earnings (loss) per common share(3).........  $ (0.64)    $ (1.97)    $  0.11     $  0.12     $  0.47       $  0.10       $  0.55
Weighted average shares outstanding (in
  thousands)(3).............................    3,701       3,529       5,294       6,712       9,041         8,750         9,370

                                                                AS OF DECEMBER 31,                             AS OF JUNE 30,
                                              -------------------------------------------------------       ---------------------
                                               1992        1993        1994        1995        1996          1996          1997
                                              -------     -------     -------     -------     -------       -------       -------
BALANCE SHEET DATA:
Working capital.............................  $ 6,263     $ 3,063     $ 4,403     $ 4,383     $14,069       $ 7,738       $26,647
Total assets................................   28,903      16,620      15,919      15,154      34,029        21,833        58,387
Total liabilities...........................   17,193      11,889       7,900       6,411      18,716        11,712        37,800
Long-term debt, excluding current
  portion(4)................................    6,075       6,506       4,400       3,590       7,844         5,642        15,132
Shareholders' equity........................   11,709       4,732       8,019       8,743      15,313        10,121        20,587

                                                                                                              SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                             JUNE 30,
                                              -------------------------------------------------------       ---------------------
                                               1992        1993        1994        1995        1996          1996          1997
                                              -------     -------     -------     -------     -------       -------       -------
SELECTED OPERATING DATA:
Gross margin................................      1.9%      (10.7%)      12.7%       15.4%       14.5%         14.5%         19.0%
Operating margin............................     (5.1%)     (32.8%)       5.1%        7.1%        9.8%          7.8%         15.3%
Standard classrooms sold(5).................      899         698         680         605       1,610           413         2,066
Backlog at period end(6)....................  $13,000     $ 6,000     $ 7,000     $ 4,100     $58,000       $20,400       $80,400

---------------

(1) Reflects the write-off of intangible assets related to the Company's 1989 purchase of "Del-Tec", which manufactured more extensively customized, higher priced units, whose operations were discontinued in the third quarter of 1993.

(2) After deduction of preferred stock dividends paid or accrued of $166,000 and $48,000 for the years ended December 31, 1995 and 1996, respectively, and $48,000 for the six months ended June 30, 1996. No shares of the Company's preferred stock were outstanding during the six months ended June 30, 1997, and no shares currently are outstanding. See Note 11 of Notes to Financial Statements.

(3) Computed on a fully diluted basis.

(4) For a description of the Company's long-term debt, see Notes 5 and 6 of Notes to Financial Statements.

(5) Determined by dividing the total square footage of floors sold during the year by 960 square feet, the floor area of a standard classroom. See "Business -- Modular Classrooms."

(6) The Company manufactures classrooms to fill existing orders only, and not for inventory. Backlog consists of sales orders scheduled for completion during the next 12 months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

     Since its inception in 1982, the Company's principal business has been the design, manufacture, marketing and installation of modular relocatable classrooms. The Company's primary customers consist of individual school districts located in California and the State of California. The need for new classrooms in California school districts is generally governed by the number of students per class, which is a function of the net migration of families into and out of school districts and the total number of new students entering the school system in any given year.

     Specific provisions of California legislation govern the amount of the State's budget which must be directed toward the public school system. A portion of these funds may be allocated for the addition of new classrooms. In addition, the State can raise funds to build or add new classrooms through the issuance of general obligation bonds. One condition currently governing the receipt of State funding for new classroom additions is that at least 30% of the classroom space to be added must be relocatable structures, unless the school district can demonstrate that the use of such structures is not practical in any given situation. See "Business -- Legislation and Funding."

     In the early to mid 1990's, California suffered through a recession that resulted in statewide budgetary constraints. During this period, the amount of State funds available for the addition of new classrooms was severely limited. As a result, the Company experienced a decline in net sales in 1992 and 1993, and net sales in 1994 and 1995 were essentially the same as those generated in 1993. In response, the Company initiated a cost control program which included layoffs of approximately 80% of its staff as compared to the June 1991 work force, and temporarily closed its plant in Lathrop, California. In addition, the Chief Executive Officer of the Company agreed to a 50% salary reduction and each of the Company's other top management personnel agreed to a 10% salary reduction.

     Due in large measure to the amelioration of the State budget crises and the realization that the need for new classrooms in California far exceeded supply, beginning in the second half of 1996 and continuing into 1997, the State has increased the amount of funds targeted specifically for the addition of new classrooms. In November 1996, the State implemented the Class Size Reduction Program, the goal of which is to reduce public school class sizes in kindergarten through the third grade. For the 1996-1997 school year the State spent $822 million under this program, including $200 million specifically for facilities, which may be relocatable classrooms. Primarily as a result of the implementation of the Class Size Reduction Program, the Company's net sales increased to $49.9 million for the year ended December 31, 1996, compared to $19.4 million in 1995, and have increased to $58.9 million for the first half of 1997, compared to $12.7 million in the first six months of 1996. Although the State's upcoming budget has not been finalized, based upon information available to it, the Company believes that total State funding under the Class Size Reduction Program for the 1997-1998 school year will be as high as $1.5 billion for both general operations and school facilities. In addition, an $8.2 billion school construction bond issue has been proposed, as part of a package of legislation, for inclusion on the June 1998 California ballot, the proceeds of which, if on the ballot and approved by the voters, would be used to construct and modernize existing school facilities, acquire land to build new schools, and construct or add classrooms. See "Business -- Legislation and Funding." In response to the increased demand for its modular relocatable classrooms, the Company re-opened the Northern California Lathrop plant in 1997, is expanding its Southern California production capacity in Perris, and intends to further expand production capacity at the Lathrop plant in late 1998.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages of net sales represented by certain items in the Company's statements of operations.

                            PERCENTAGE OF NET SALES

                                                                                    SIX MONTHS
                                               YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                                             -----------------------------       -----------------
                                             1994        1995        1996        1996        1997
                                             -----       -----       -----       -----       -----
Net sales..................................  100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales..............................   87.3        84.6        85.5        85.5        81.0
                                             ------      ------      ------      ------      ------
Gross profit...............................   12.7        15.4        14.5        14.5        19.0
Selling, general and administrative
  expenses.................................    7.6         8.3         4.7         6.7         3.7
                                             ------      ------      ------      ------      ------
Income from operations.....................    5.1         7.1         9.8         7.8        15.3
Interest expense, net......................   (2.3)       (2.0)       (0.8)       (0.8)       (0.9)
Other income...............................    0.2          --          --         0.2         0.1
                                             ------      ------      ------      ------      ------
Income before income taxes.................    3.0         5.1         9.0         7.2        14.5
Provision for income taxes.................     --         0.1         0.4         0.2         5.7
                                             ------      ------      ------      ------      ------
Net income.................................    3.0%        5.0%        8.6%        7.0%        8.8%
                                             ======      ======      ======      ======      ======

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Net sales for the six months ended June 30, 1997 were $58.9 million, an increase of $46.2 million, or approximately 364%, over net sales of $12.7 million for the six months ended June 30, 1996. The increase in net sales is principally attributable to the economic recovery of the State of California and the continued implementation of the Class Size Reduction Program for kindergarten through third grade classes in California's public elementary schools, which was adopted in 1996.

     Gross profit for the six months ended June 30, 1997 was $11.2 million, an increase of $9.4 million over gross profit of $1.8 million for the same period in 1996. Gross profit as a percentage of net sales for the six months ended June 30, 1997 was 19.0%, compared to 14.5% for the same period in 1996. The increase was due to the increased volume, utilization of a previously idle facility, and the realization of manufacturing efficiencies.

     Selling, general and administrative expenses for the six months ended June 30, 1997 totaled $2.2 million, representing an increase of $1.3 million over the $848,000 in selling, general and administrative expenses incurred for the six months ended June 30, 1996. The increase was primarily due to an increase in the number of employees required to handle the greater sales volume. However, as a percentage of net sales, selling, general and administrative expenses decreased to 3.7% for the six months ended June 30, 1997, from 6.7% for the same period in 1996, largely as a result of the Company's strategy of controlling selling, general and administrative expenses in a period of growth.

     Due to increased volume and average borrowings outstanding, net interest expense increased from $107,000 for the six months ended June 30, 1996 to $549,000 for the six months ended June 30, 1997.

     The provision for income taxes was $3.4 million for the six months ended June 30, 1997, compared to $20,000 for the six months ended June 30, 1996. The Company's effective tax rate increased to 39.3% for the six months ended June 30, 1997, compared to 2.2% for the six months ended June 30, 1996. The effective tax rate for the six months ended June 30, 1996 was favorably impacted by the federal income tax benefit of remaining net operating loss carryforwards that were generated in prior years.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales for the year ended December 31, 1996 increased to $49.9 million, an increase of $30.5 million, or approximately 157%, from $19.4 million in 1995. The increase in 1996 was due principally to the amelioration of the State of California budget deficit and the implementation during the year of the Class Size Reduction Program for kindergarten through third grade classes in California's public elementary schools.

     For the year ended December 31, 1996, gross profit was $7.3 million, an increase of $4.3 million, or approximately 143%, over 1995 gross profit of $3.0 million. However, as a percentage of net sales, gross profit declined to 14.5% in 1996, from 15.4% in 1995. The decline of gross profit as a percentage of net sales was primarily attributable to a change in product mix as the Company focused its resources on manufacturing more standardized classrooms which could be sold in greater numbers.

     In 1996, selling, general and administrative expenses increased to $2.3 million from $1.6 million, due to increases in the number of employees and an increase in selling costs. However, because net sales increased substantially during the year, selling, general and administrative expenses as a percentage of net sales decreased to 4.7% in 1996 from 8.3% in 1995.

     For the year ended December 31, 1996, net interest expense increased by $35,000, from $387,000 in 1995 to $422,000 in 1996, due to slightly higher borrowings to finance growing levels of accounts receivables and work-in-progress inventories attributable to the large 1996 increase in net sales.

     The provision for income taxes was $208,000 for the year ended December 31, 1996, compared to $19,000 for the year ended December 31, 1995. The Company's effective tax rate increased to 4.6% for the year ended December 31, 1996, from 1.9% for the year ended December 31, 1995, due to differences between financial and tax accounting treatment of certain items, primarily accrued liabilities. The effective tax rate in both periods was positively impacted by the utilization for federal income tax purposes of net operating loss carryforwards generated in prior years.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net sales for the year ended December 31, 1995 were $19.4 million, a decrease of $969,000, or approximately 5%, from 1994 net sales of $20.4 million. This slight decline in net sales from year to year was indicative of a stabilized market during the California recession.

     Although net sales were slightly lower in 1995 than in 1994, gross profit increased to $3.0 million in 1995, an increase of $396,000, or approximately 15%, from $2.6 million in 1994. Gross profit as a percentage of sales increased to 15.4% in 1995 from 12.7% in 1994. These increases were primarily due to savings associated with the Company's cost cutting measures initiated in 1993.

     In 1995 and 1994, selling, general and administrative expenses remained at approximately $1.6 million. However, selling, general and administrative expenses as a percentage of net sales increased to 8.3% in 1995, from 7.6% in 1994, as a result of the slight decline in 1995 net sales.

     Net interest expense for the year ended December 31, 1995 decreased from $471,000 in 1994 to $387,000 in 1995, as borrowing decreased during part of the year due to a decline in sales. In addition, the Company was able to reduce its borrowing by utilizing the proceeds from the 1994 Financing described below under "Liquidity and Capital Resources."

     The provision for income taxes was $19,000 for the year ended December 31, 1995, compared to $4,000 for the year ended December 31, 1994. The Company's effective tax rate increased to 1.9% for the year ended December 31, 1995, from 0.7% for the year ended December 31, 1994, due to differences between financial and tax accounting treatment of certain items, primarily accrued liabilities. The effective tax rate in both periods was positively impacted by the utilization for federal income tax purposes of net operating loss carryforwards generated in prior years.

INFLATION

     The Company does not believe that inflation had a material effect on its results of operations during the past two years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY RESULTS

     The Company's quarterly operating results may fluctuate significantly due to a variety of factors, including changes in the Company's product and customer mix, the introduction of new products by the Company or its competitors, pricing pressures, general economic conditions and other factors. In addition, it can be expected that the Company will continue to incur product development, marketing and promotional expenses based upon management's expectations as to future sales. Since many of these expenses are committed in advance, the Company generally is unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. If operating revenues do not meet the Company's expectations in any given quarter, quarterly operating results may be adversely affected. There can be no assurance that the Company will be profitable in any given quarter.

     Historically, the Company's quarterly revenues have been highest in the second and third quarters of each calendar year because a large number of orders for modular classrooms placed by school districts require that classrooms be constructed, delivered and installed in time for the upcoming new school year, which generally commences in September. Additionally, first and fourth quarter revenues are typically lower due to a greater number of holidays and days of inclement weather during such periods. The Company typically has been able to add employees as needed to respond to the corresponding increases in manufacturing output required to meet this seasonal demand. In addition, the Company's operating margins may vary on a quarterly basis depending upon the mix of revenues between standardized classrooms and higher margin customized classrooms and the timing of the completion of large, higher margin customized contracts.

     The following table sets forth certain quarterly financial data for each of the four quarters in 1995 and 1996 and the first two quarters of 1997 which has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future quarter. In contrast to the typical seasonality of the Company's business, net sales in the fourth quarter of 1996 were much higher than in any other quarter of that year, reflecting the increasing demand for the Company's classrooms experienced in recent periods.

                                                                QUARTER ENDED
                         -------------------------------------------------------------------------------------------
                                    FISCAL 1995                          FISCAL 1996                  FISCAL 1997
                         ---------------------------------   -----------------------------------   -----------------
                          MAR.     JUNE    SEPT.     DEC.     MAR.     JUNE     SEPT.     DEC.      MAR.      JUNE
                          31,      30,      30,      31,      31,      30,       30,       31,       30,       30,
                          1995     1995     1995     1995     1996     1996     1996      1996      1997      1997
                         ------   ------   ------   ------   ------   ------   -------   -------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..............  $3,665   $5,712   $6,758   $3,251   $3,621   $9,083   $14,285   $22,897   $25,813   $33,093
Gross profit...........     516      877      958      634      433    1,409     2,121     3,294     4,376     6,842
Income from
  operations...........     123      412      630      207      117      877     1,498     2,420     3,338     5,698
Interest income
  (expense)............    (100)    (138)    (182)      33      (38)     (70)     (142)     (172)     (219)     (330)
Income before income
  taxes................      21      280      457      226       97      812     1,378     2,190     3,135     5,416
Net income.............      21      280      457      207       97      792     1,329     2,051     1,912     3,283
Net income available
  for Common
  Stock(1).............      21      280      457       41       97      744     1,329     2,051     1,912     3,283
Net income per common
  share(2).............  $ 0.01   $ 0.04   $ 0.07   $ 0.00   $ 0.01   $ 0.09   $  0.14   $  0.23   $  0.20   $  0.35
Weighted average shares
  outstanding(2).......   6,123    6,128    6,550    6,712    7,358    8,750     9,200     9,041     9,350     9,370

---------------

(1) After deduction of preferred stock dividends paid or accrued of $166,000 and $48,000 in the quarters ended December 31, 1995 and June 30 1996, respectively. No shares of the Company's preferred stock were outstanding during the six months ended June 30, 1997, and no shares currently are outstanding. See Note 11 of Notes to Financial Statements.

(2) Computed on a fully diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

     Since the 1994 Financing described below, the Company has funded its operations and capital expenditures with cash generated internally by operations, supplemented by borrowings under various credit facilities. During the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1997, the Company's operations provided (used) cash in the amounts of approximately $428,000, $1.2 million, ($4.9 million) and ($4.5 million), respectively. At June 30, 1997, the Company had approximately $2.7 million in cash.

     In September 1997, the Company amended its Credit Facility to increase the amount which the Company is entitled to borrow thereunder and extend the term of the commitment to September 30, 2000. The Company is entitled to borrow, from time to time, up to $20.0 million, with actual borrowings limited to specified percentages of eligible accounts receivable, equipment and inventories. On June 30, 1997, the Company was entitled to borrow up to the maximum amount of the Credit Facility, and approximately $13.3 million was outstanding. Interest on outstanding balances is payable at a floating rate equal to 0.75% above the lender's reference rate. Borrowings are secured by substantially all of the Company's assets.

     The Company had working capital of $4.4 million, $14.1 million and $26.6 million at December 31, 1995, December 31, 1996 and June 30, 1997, respectively. In the first six months of 1997, current assets increased by $24.4 million, with an increase of $18.3 million in contracts receivable and an increase of $3.7 million in inventories, primarily as a result of the increase in net sales for the period. Current liabilities increased by $11.8 million, with accrued liabilities and billings in excess of costs and estimated earnings increasing by $5.4 million and $5.7 million, respectively, as a result of the higher level of net sales. In 1996, contracts receivable, costs and estimated earnings in excess of billings on contracts, and inventories increased by $7.1 million, $7.6 million, and $3.5 million, respectively, as the Company's net sales increased significantly during the second half of the year following implementation of the State's Class Size Reduction Program. Accounts payable and accrued liabilities increased by $5.3 million and $2.3 million, respectively, in 1996, also as a result of the increase in net sales.

     Capital expenditures amounted to $482,000, $2.0 million and $570,000 during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. In 1995, the majority of these expenditures was concentrated on maintenance of equipment. Capital expenditures increased significantly in 1996 primarily as a result of the re-opening of the Company's Lathrop, California manufacturing facility. In September 1997, the Company began construction of an additional production line at one of its Perris, California facilities. The Company estimates that 1997 capital expenditures, including the costs of this additional production line, will total approximately $2.0 million. The Company expects that capital expenditures in 1998 will be approximately $2.0 million, which includes the costs of adding a new production line at the Northern California plant in Lathrop in late 1998.

     The Company has a $4.0 million Industrial Development Bond issued by the Industrial Development Authority of the County of San Joaquin, California, the net proceeds of which were used to partially finance the $6.0 million cost of construction of the Company's Lathrop, California facility. The loan to the Company must be repaid over a 26 year period, and bears interest at a variable rate (initially 6.75% per annum), which is repriced weekly, subject to conversion to a fixed rate at the option of the Company under certain conditions. The Company's obligation to make payments of principal and interest on this loan is secured by an irrevocable letter of credit obtained by the Company from Union Bank of California N.A. Accordingly, the Company's borrowing capacity will be reduced during the period the letter of credit is outstanding. As of June 30, 1997, $1.9 million principal amount of this loan remained outstanding.

     In May 1994, the Company raised net proceeds of approximately $2.7 million through the sale of 2,850,000 shares of Series A Preferred Stock to several private investors who are Selling Shareholders in this Offering (the "1994 Financing"). In April 1996, all of the Series A Preferred Stock was converted into 2,850,000 shares of Common Stock. In December 1996, warrants issued to the investors in connection with the 1994 Financing were exercised, resulting in cash proceeds to the Company of approximately $1.6 million and the issuance of 2,204,000 additional shares of Common Stock.

     Management believes that the Company's existing product lines and manufacturing capacity will enable the Company to generate sufficient cash through operations, supplemented by the net proceeds to the Company from this Offering and continued use of its existing line of credit, to finance the Company's business over the next twelve months. However, additional cash resources may be required if the Company's rate of growth exceeds currently anticipated levels. Moreover, it may prove necessary for the Company to construct or acquire additional manufacturing facilities in order for the Company to compete effectively in new market areas or states which are beyond a 300 mile radius from one of its production facilities. The construction or acquisition of new facilities could require significant additional capital.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), effective for fiscal years ending after December 15, 1997. SFAS 128 introduces and requires the presentation of "basic" earnings per share which represents net earnings divided by the weighted average shares outstanding excluding all common stock equivalents. Dual presentation of "diluted" earnings per share, reflecting the dilutive effects of all common stock equivalents, will also be required. The diluted presentation is similar to the current presentation of fully diluted earnings per share. Management has not determined whether the adoption of SFAS 128 will have a material impact on the Company's combined financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period covered by that financial statement. SFAS 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management has not determined whether the adoption of SFAS 130 will have a material impact on the Company's combined financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries. SFAS 131 requires, among other items, that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets, information about the revenues derived from the enterprise's products or services, and major customers. SFAS 131 also requires that the enterprise report descriptive information about the way that the operating segments were determined and the products and services provided by the operating segments. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application. Management has not determined whether the adoption of SFAS 131 will have a material impact on the Company's segment reporting.

                                    BUSINESS
GENERAL

     The Company designs, manufactures, markets and installs modular relocatable classrooms. Based upon 1996 net sales, the Company believes that it is the largest manufacturer of modular relocatable classrooms in California. The Company's classrooms are sold primarily to California school districts and to third parties and the State of California principally for lease to California's school districts. The Company's products include standardized classrooms, as well as customized structures for use as libraries, gymnasiums, computer rooms and bathroom facilities. The Company believes that its modular structures can be substituted for virtually any part of a school. The Company's products are engineered and constructed in accordance with structural and seismic safety specifications adopted by the California Department of State Architects which regulates all school construction on public land, standards which are more rigorous than the requirements for other portable units.

     As a result of net enrollment increases in California schools and budgetary constraints experienced by the State of California which limited the availability of funds for the addition of new classrooms over the last few years prior to 1996, California's schools are reported to be among the most crowded in the nation. As the State budget deficit has ameliorated, the legislature has increased funding for new classrooms in an effort to reduce the average number of students per class. State funding initiatives include funds from both (i) the State's operating budget, such as the $200 million allocated for construction or addition of classrooms out of the total of $822 million spent under the Class Size Reduction Program for the 1996-1997 school year and as much as $1.5 billion allocated for the 1997-1998 school year for both general operations and school facilities, and (ii) the sale of statewide bond issues, such as the $8.2 billion bond issue for school construction, including the addition of classrooms, proposed as part of a package of legislation for inclusion on the June 1998 ballot. See "Business -- Legislation and Funding."

     These factors have combined to increase the demand for modular relocatable classrooms, which cost significantly less and take much less time to construct and install than conventional school facilities, and which permit a school district to relocate the units as student enrollments shift. In addition, the Company's products provide added flexibility to school districts in financing the costs of adding classroom space, since modular relocatable classrooms are considered personal property which can be financed out of a district's operating budget in addition to its capital budget. In recognition of these advantages, California legislation currently requires, with certain exceptions, that at least 30% of all new classroom space added using state funds must be relocatable structures. See "Business -- Legislation and Funding."

STRATEGY

     The Company's objective is to maintain and enhance its position as the leading provider of modular relocatable classrooms to California's school districts, and to diversify its business by obtaining new customers for its classrooms both within and outside California and by further developing its non-classroom business. The Company has adopted the following strategies to achieve these goals: (i) further expand production capacity to meet the increased demand for modular relocatable classrooms in California; (ii) increase market share in California by developing products designed and engineered to meet a variety of customer needs that can be manufactured and sold at competitive prices; (iii) expand the market for its modular relocatable classrooms to include private schools and day care facilities in California and public and private schools and day care facilities out of state; (iv) expand its non-classroom product line; and (v) continue to refine its manufacturing processes to increase profit margins on modular relocatable classrooms.

     Expand Capacity: As a result of increased demand for modular relocatable classrooms, the Company currently is operating at or near capacity at both its Southern California and Northern California manufacturing facilities. The Company operates a total of six production lines in four plants, and is currently adding a seventh production line to serve the Southern California market. This line is expected to be fully operational by the end of 1997. The Company is also planning to add an eighth production line to serve the Northern California market in late 1998.

     Increase Market Share: The Company believes that it has attained its position as the largest manufacturer of modular relocatable classrooms in California because of its ability to increase production capacity to accommodate recent increases in demand, its efficient manufacturing processes which have enabled the Company to be one of the low-cost providers of modular relocatable classrooms in California, and the quality and design features of its classrooms. In addition, the Company's Northern and Southern California manufacturing facilities enable it to serve efficiently all of California with a minimum of transportation costs. The Company believes that its streamlined organizational structure, the vertical integration of its manufacturing process, and the level of its bonding capacity and access to capital combine to provide it with several advantages over most of its competitors, which generally are smaller, privately-owned businesses. The Company intends to capitalize on these advantages by expanding its marketing efforts, aggressively pursuing new contract opportunities, and continuing to offer quality products at competitive prices, in an effort to further increase its share of the market.

     Expand the Market for Modular Classrooms: In addition to the State of California and California school districts, the Company believes that there are a significant number of other potential customers for its classrooms both within and outside of California. Several adjacent states such as Arizona and Nevada exhibit population growth and increasing levels of school enrollment. Although a comparable regulatory environment does not exist in either of these states, the Company believes that Arizona and Nevada will face similar problems of overcrowded classrooms and limited funding for the financing of new classroom construction in the next several years. In an effort to increase classroom sales to private schools in California, and to intensify the Company's classroom marketing efforts in Arizona and Nevada, the Company recently hired a salesperson whose primary responsibility will be to market and sell the Company's classrooms to these new customers.

     Diversify Markets and Product Mix: The Company believes that opportunities exist to significantly increase sales of non-classroom products from 1996 levels. The Company recently has taken steps to take advantage of these opportunities. In 1996, the Company acquired a manufacturing facility in Patterson, California, which enhanced the Company's ability to manufacture and sell modular structures intended for uses other than as classrooms. Since 1995, the Company has designed, manufactured and sold a limited number of modular units which shelter valuable electronic equipment used by the cellular telephone industry. From time to time, the Company also has used excess production capacity to manufacture a variety of modular, portable buildings for commercial uses that are not designed and engineered to the California Department of State Architect standards for classrooms. The Company believes that its manufacturing expertise and capacity will enable it to significantly increase its presence in these, and possibly other, non-classroom markets.

     Increase Profit Margins: The Company recently has been able to generate increasing operating income margins. Operating income as a percentage of net sales for the years ended December 31, 1995 and 1996, and for the six months ended June 30, 1997, was 7.1%, 9.8% and 15.3%, respectively. These margin improvements have been the result of increased sales, improved operating efficiencies, and a disciplined management plan to permit only modest growth in the overall level of general and administrative expenses as revenue grows. Additional efficiencies are expected to be realized as the Company's new production lines are activated and attain normalized utilization rates. The Company also will continue to endeavor to develop new design and manufacturing enhancements or alternatives which could be expected to reduce production costs.

INDUSTRY OVERVIEW

     In recent years, the growth in population in California, both from births and from immigration, has led to increasing school enrollments. As a result, classrooms in many California school districts currently are reported to be among the most crowded in the nation, with an average of 29 students per class compared to a national average class size of 17. The California Department of Finance has estimated that student enrollment in grades kindergarten through 12 will increase by approximately 18% over the period from 1995 through 2005. Additionally, changes in population demographics have left many existing permanent school facilities in older residential areas with excess capacity due to declining enrollments, while many new residential areas are faced with a continuing shortage of available classrooms. Consequently, it has become necessary to add additional classrooms at many existing facilities, and to build a number of new schools.

     The construction of new schools and the addition of classrooms at existing schools are tied to the sources and levels of funding available to California school districts. The availability of funding for new school and classroom additions, in turn, is determined in large measure by the amount of tax revenue raised by the State, the level of annual allocations for education from the State's budget which is determined by educational policies that are subject to political concerns, and the willingness of the California electorate to approve state and local bond issues to raise money for school facilities.

     In 1978, California voters approved Proposition 13, which rolled back local property taxes (a traditional source of funding for school districts) and limited the ability of local school districts to raise taxes to finance the construction of school facilities. The passage of Proposition 13, coupled with growing student populations, has increased the need for local school districts to find ways to reduce the cost of adding classrooms. The California legislature has adopted several statutes designed to alleviate some of the problems associated with the shortage of classrooms and lack of local funding alternatives. For example, in 1976, California adopted legislation that currently requires, with certain exceptions, that at least 30% of all new classroom space added using State funds must be relocatable structures. This requirement may be satisfied through the purchase or lease of the Company's classrooms. See "Business -- Legislation and Funding." Additionally, in 1979 the California legislature adopted legislation that provides for State funding for the purchase of relocatable classrooms that could be leased to local school districts.

     As the number of students enrolled in California schools continued to increase throughout the 1990's, the State of California and California school districts experienced increasing budget shortfalls. The resulting shortage of funding available at both the State and local level led to declining sales of modular relocatable classrooms, by the Company and on an industry-wide basis. However, as the State budget deficit ameliorated, funding for modular relocatable classrooms began to increase. This growth was accelerated when the California Class Size Reduction Program was implemented in November 1996, the goal of which is to reduce class sizes to 20 students in public elementary schools at the kindergarten through third grade levels. For the 1996-1997 school year, the State spent $822 million under this program, including $200 million specifically for facilities which may be relocatable classrooms. The Company believes that total State funding under the Class Size Reduction Program for the 1997-1998 school year will be as high as $1.5 billion for both general operations and school facilities. In addition, an $8.2 billion bond issue for school construction, including the addition of classrooms, has been proposed for inclusion on the June 1998 ballot. As a result, the Company anticipates that the near-term market for modular relocatable classrooms in California will be significantly greater than it was in 1996, when the Company believes that industry-wide sales of modular classrooms within California were approximately $175 million. See "Risk Factors -- Legislation and School Funding."

     When compared to the construction of a conventionally built classroom, modular classrooms offer a number of advantages, including, among others:

Lower Cost                 --  The cost of the Company's standard classroom may be as low as $29,000 installed, as compared to $80,000 to
                               $100,000 for conventional construction of a comparable
                               classroom;

Shorter Construction Time  --  A modular classroom can be built and ready for occupancy in a shorter period of time than that required for state approval and construction of a conventional facility;

Flexibility of Use         --  Modular relocatable classrooms enable a school district to use the units for short or long term needs and to
                               move them if necessary to meet shifts in student
                               populations; and

Ease of Financing          --  As personal rather than real property, modular
                               classrooms may be leased on a long or short-term basis
                               from manufacturers and leasing companies. This allows
                               school districts to finance modular classrooms out of
                               both their operating and capital budgets.

MODULAR RELOCATABLE CLASSROOMS

     The Company's modular relocatable classrooms are designed, engineered and constructed in accordance with structural and seismic safety specifications adopted by the California Department of State Architects, standards which are more rigorous than the requirements for other portable units. The Department of State

Architects, which regulates all school construction on public land, has prescribed extensive regulations regarding the design and construction of school facilities, setting minimum qualifications for the preparation of plans and specifications, and reviews all plans for the construction of material modifications to any school building. Construction authorization is not given unless the school district's architect certifies that a proposed project satisfies construction cost and allowable area standards. The Company subcontracts with structural engineering firms to interface with each school district's architect or engineer to process project specifications through the Department of State Architects. The Company believes that the regulated environment in which the Company's classrooms are manufactured serves as a significant barrier to market entry by prospective competitors. See
"Business -- Competition."

     Conventional school facilities constructed by school districts using funds from the State Office of Public School Construction typically require two to three years for approval and funding. By contrast, factory-built school buildings like the Company's standard classrooms may be pre-approved by the State for use in school construction. Once plans and specifications for a given classroom have been pre-approved, school districts can thereafter include in their application to obtain State funds for new facilities a notification that they intend to use pre-approved, standardized factory-built classrooms. This procedure reduces the time required in the State's approval process to as little as 90 days, thereby providing an additional incentive to use factory-built relocatable classrooms. In all cases, continuous on-site inspection by a licensed architect or structural engineer is required during actual manufacture of the classrooms, with the school district obligated to reimburse the Department for the costs of such inspection.

     The Company's classrooms are manufactured and installed in accordance with the applicable Department of State Architects building code, which supersedes all local building codes for purposes of school construction. The classrooms must comply with accessibility requirements for the handicapped, seismic and fire code requirements.

     The Company manufactures and installs standard, largely pre-fabricated modular relocatable classrooms, as well as customized classrooms which are modular in design but assembled on-site using components manufactured by the Company together with components purchased from third party suppliers. The Company's classrooms vary in size from two modular units containing a total of 960 square feet to 20 units that can be joined together to produce a facility comprising 9,600 square feet. Larger configurations are also possible. Typical prices for the Company's standard classrooms range from $29,000 to $34,000, while prices for a custom classroom generally exceed $50,000, depending upon the extent of customization required.

     The two basic structural designs for standard and custom modular classrooms are a rigid frame structure and a shear wall structure. The rigid frame structure uses a steel floor and roof system, supported at each corner with square steel tubing. These buildings have curtain walls to enclose the interior from the outside, and have the advantage of unlimited width and length. Rigid frame structures may be used for multipurpose rooms and physical education buildings as well as standard classrooms. Shear wall classrooms have a maximum width of 48 feet (four 12 foot modules) and a maximum length of 60 feet. These classrooms use the exterior and interior walls to produce the required structural strength and can be built at lower costs than rigid frame structures. The Company's most popular factory-built classroom is a rigid frame design, with two modules connected side by side to complete a 24 by 40 foot classroom.

     Custom built classrooms, libraries and gymnasiums contain design variations and dimensions such as ceiling height, pitch, overall size and interior configuration. These units typically are not assembled at the factory but instead are shipped in pieces, including floors, walls and roofs, and assembled on-site. Contracts for custom built units may include the design, engineering and layout for an entire school or an addition to a school, and involve site preparation, grading, concrete and asphalt work and landscaping. Customized classrooms are generally more expensive and take longer to complete than the Company's standard classrooms.

     The interior and exterior of all of the Company's modular classrooms can be customized by employing different materials, design features and floor plans. Most classrooms are open, but the interior of the buildings can be divided into individual rooms by permanent or relocatable partitions. The floor covering is usually carpet but may be linoleum or wood depending upon the intended use of the classroom. Interior wall material is usually vinyl covered firtex over gypsum board, while other finishes such as porcelain enamel or painted hardboard may be used in such places as restrooms and laboratories. Electrical wiring, air conditioning, windows, doors, fire sprinklers and plumbing are installed during the manufacturing process. The exterior of the units is typically plywood siding, painted to the customer's specifications, but other common siding material may also be applied.

CLASSROOM CUSTOMERS

     The Company markets and sells its modular classrooms primarily to California school districts. The Company also sells its classrooms to the State of California and leasing companies, both of which lease the classrooms principally to California school districts. Sales of classrooms accounted for 90.5%, 94.2% and 97.2% of the Company's total net sales for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997. The Company's customers typically pay cash from general operating funds or the proceeds of local bond issues, or lease classrooms through banks, leasing companies and other private funding sources. See "Legislation and Funding."

     Sales of classrooms to individual California school districts accounted for approximately 80.7%, 74.5% and 82.0%, respectively, of the Company's net sales during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, with sales of classrooms to third party lessors to California school districts during these periods accounting for approximately 3.1%, 7.2% and 11.6%, respectively, of the Company's net sales. The mix of school districts to which the Company sells its products varies somewhat from year to year. Sales of classrooms directly to the State of California during the six months ended June 30, 1997 represented approximately 3.6% of the Company's net sales for the period, compared to approximately 12.5% of the Company's 1996 net sales and approximately 6.7% of the Company's 1995 net sales. Sales of classrooms to private schools, day care providers and out-of-state customers accounted for less than one percent of the Company's net sales during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997. One of the lessors to which the Company sells classrooms for lease to California school districts is affiliated with the Company through common ownership by two of the Company's directors. During the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, sales of classrooms to this affiliated leasing company comprised approximately 3.1%, 2.9% and 1.2%, respectively, of the Company's net sales. See "Management -- Certain Transactions."

OTHER PRODUCTS

     In addition to modular relocatable classrooms that are designed and manufactured in accordance with the California Department of State Architects standards, the Company also manufactures modular, portable buildings which can be used as office facilities and construction trailers and for other commercial purposes. Currently, most of these non-classroom products are manufactured at the Patterson, California plant which the Company acquired in 1996. During the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, sales of such modular, portable buildings to commercial customers accounted, in the aggregate, for approximately 9.5%, 5.8% and 2.8%, respectively, of the Company's net sales. The Company also manufactures a small number of modular structures that house and shelter electronic equipment used in the wireless telecommunications industry. During the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, sales of modular telecommunications equipment shelters, which are included above in sales to commercial customers, accounted for less than one percent of the Company's net sales for each period.

SALES AND MARKETING

     The Company's classroom sales force is currently divided into three marketing regions: Northern, Central and Southern California. The Company currently employs three classroom salespersons, each of whom is compensated on a commission basis. These salespersons maintain contact with the individual school districts in their respective marketing regions on a quarterly basis. They are also in contact with architects and building inspectors employed by the school districts, as well as school officials who may be in a position to influence purchasing decisions.

     Most of the Company's contracts are awarded on an open bid basis. The marketing process for many of the Company's contracts begins prior to the time the bid process begins. After the Company selects bids or contracts that it desires to pursue, the Company's marketing and engineering personnel interface directly with various school boards, superintendents or architects during the process of formulating bid or contract specifications. The Company prepares its bids or proposals using various criteria, including current material prices, historical overhead costs and a targeted profit margin. Substantially all of the Company's contracts are turnkey, including engineering and design, manufacturing, transportation, installation and necessary site work. Open bid contracts are normally awarded to the lowest responsible bidder.

     A fourth salesperson is charged with increasing the Company's sales of buildings to the commercial and telecommunications markets. In addition, effective as of October 1997, the Company has hired a salesperson whose focus will be the sale of classrooms in Nevada and Arizona, and to private schools and day care operators in California.

MANUFACTURING AND ON-SITE INSTALLATION

     The Company uses an assembly-line approach in the manufacture of its standardized classrooms. The process begins with the fabrication of the steel floor joists. The floor joists are welded to steel frames to form the floor sub-assembly, which is covered by plywood flooring. Metal roof trusses and structural supports are fabricated separately and added as the unit progresses down the assembly-line. Installation of walls, insulation, suspended grid ceilings, electrical wiring, air conditioning, windows, doors, fire sprinklers, plumbing and chalk boards follow, with painting and finishing crews completing the process. Once construction of a standard classroom commences, the building can be completed in as little as three days. The construction of custom units on-site, from pre-manufactured components, is similar to factory-built units in its progressively-staged assembly process but may involve more extensive structural connections and finish work depending upon the size and type of building, and typically takes 30 to 60 days to complete.

     The Company is vertically-integrated in the manufacture of its standardized modular classrooms, in that the Company fabricates substantially all of its own metal components at its facility in Perris, California, including structural floor and roof joists, exterior roof panels, gutters, down spouts, vents, ramps, stairs and railings. The Company believes that the ability to fabricate its own metal components helps it reduce the costs of its products and to control their quality and delivery schedules. The Company maintains a quality control system throughout the manufacturing process, under the supervision of its own quality control personnel and inspectors engaged by its customers. In addition, the Company tracks the status of all classrooms from sale through installation.

     Completed standard classroom units, or components used in customized units, are loaded onto specially designed flat-bed trailers for towing by trucks to the school building site. Upon arrival at the site, the units are structurally connected, or components are assembled, and the classroom is installed on its foundation. Connection with utilities is completed in the same manner as in conventional on-site construction. Installation of the modular classrooms may be on a separate foundation, or several units may be incorporated on a common foundation under a unified roof, so that upon installation they appear to be an integral part of an existing school facility or function as a larger building, such as a gymnasium or cafeteria.

     The Company oversees installation of its modular classrooms on-site, using its own employees for job supervision as a general contractor and, whenever possible, for utility hook-ups and other tasks. In many custom projects, the Company performs or supervises subcontracted electrical, plumbing, grading, paving and foundation work, landscaping and other site preparation work and services. Sub-contractors are typically used for larger utility, grading, concrete and landscaping jobs. The Company has a general contractor's license in the State of California.

     In addition to approvals by the Department of State Architects, licensed inspectors representing various school districts are on-site at each manufacturing facility of the Company to continuously inspect the construction of classrooms for structural integrity. On-site inspections after installation are also made by local fire departments for purposes of determining adequate accessibility.

     The Company currently has four manufacturing facilities. Two are located in Southern California, in Perris, California which is approximately 60 miles east of Los Angeles. The Company has another two facilities near Lathrop, California. Lathrop is located approximately 75 miles east of San Francisco. With the re-opening of the Lathrop plant in early 1997, the Company currently has a total of six production lines in operation, with a seventh scheduled to commence production in Perris by the end of 1997. An eighth production line is scheduled to be added at the Lathrop plant in late 1998.

     The standard contractual warranty for the Company's modular relocatable classrooms is one year, although it may be varied by contract specifications. Purchased equipment installed by the Company, such as air conditioning units, carry the manufacturers' standard warranty. Warranty costs have not been material in the past.

     The Company believes that there are multiple sources of supplies available for all raw materials and equipment used in manufacturing its classrooms, most of which are standard construction items such as steel, plywood and wallboard.

BACKLOG

     The Company manufactures classrooms to fill existing orders only, and not for inventory. As of December 31, 1996, the backlog of sales orders was approximately $58.0 million, up from approximately $7.0 million at December 31, 1994 and $4.1 million at December 31, 1995. Backlog at June 30, 1997 was $80.4 million, compared to backlog of $20.4 million at June 30, 1996. Only orders which are scheduled for completion during the following 12-month period are included in the Company's backlog. The rate of booking new contracts can vary from month to month, and customer changes in delivery schedules can occur. For these reasons, among others, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

COMPETITION

     The Company believes that, based upon 1996 net sales, it is the largest modular relocatable classroom manufacturer in California. However, the modular relocatable classroom industry is highly competitive, with the market divided among a number of privately-owned companies whose share of the market is smaller than that of the Company. The Company believes that the nature of the bidding process, the level of performance bonding required, and the industry's regulated environment serve as barriers to market entry, and that the expertise of its management gives it an advantage over competitors. Nevertheless, the Company believes that additional competitors may enter the market in the future, some of whom may have significantly greater capital and other resources than are available to the Company, and that competition may therefore increase.

     The Company also believes that its expertise in site preparation and on-site installation gives it a competitive advantage over many manufacturers of higher-priced, customized modular units, while its vertically integrated, assembly-line approach to manufacturing enables the Company to be one of the low cost producers of standardized, modular relocatable classrooms in California. Unlike many of its competitors, the Company manufactures most of its own metal components which allows the Company to maintain quality control over these components and to produce them at a lower average cost than that at which they could be obtained from outside sources. The Company also believes that the quality and appearance of its buildings, and its reputation for reliability in completion of its contracts, enable it to maintain a favorable position among its competition.

     The Company categorizes its current competition based upon the geographic market served (Northern California versus Southern California), as well as upon the relative degree of customization of products sold. Beyond a radius of approximately 300 miles, the Company believes that transportation costs typically will either significantly increase the prices at which it bids for given projects, or will substantially erode the Company's gross profit margins.

     The primary competitors of the Company for standardized classrooms are believed to be Aurora Modular Industries in Southern California and American Modular Systems in Northern California. Profiles Structures, Inc. in Southern California and Design Mobile Systems in Northern California are the Company's primary competitors in the market for higher-priced, customized classrooms. Each of these four competitors is a privately-owned company.

PERFORMANCE BONDS

     A substantial portion of the Company's sales require that the Company provide bonds to ensure that the contracts will be performed and completed in accordance with contract terms and conditions, and to assure that subcontractors and materialmen will be paid. In determining whether to issue a performance bond on behalf of the Company, bonding companies consider a variety of factors concerning the specific project to be bonded, as well as the Company's levels of working capital, shareholders' equity and outstanding indebtedness. From time to time the Company has had, and in the future may again encounter, difficulty in obtaining bonding for a given project. Although it has had no difficulty in obtaining the necessary bonding in the last twelve months, the Company believes that its difficulty in obtaining bonding for certain large projects from time to time in the past has been attributable to the Company's levels of working capital, shareholders' equity and indebtedness, and not to concerns about the Company's ability to perform the work required under the contract. To assist the Company in obtaining performance bonds in certain instances, the Company's executive officers have been required to indemnify the bonding companies against all losses they might suffer as a result of providing performance bonds for the Company. The proceeds to the Company from this Offering are expected to enhance the Company's ability to obtain performance bonds, furnish security, and meet other financial requirements associated with bidding for larger contracts and performing work simultaneously under a greater number of contracts.

REGULATION OF CLASSROOM CONSTRUCTION

     In 1933, the California Legislature adopted the Field Act, which generally provides that school facilities must be constructed in accordance with more rigorous structural and seismic safety specifications than are applicable to general commercial buildings. Under the Field Act, the Department of General Services, through the Department of State Architects, has prescribed extensive regulations regarding the design and construction of school facilities, and reviews all plans for the construction of material modifications to any school building. Construction authorization is not given unless the school district's architect certifies that a proposed project satisfies construction cost and allowable area standards. In addition, the Field Act provides for the submittal of complete plans, cost estimates, and filing fees by the school district to the Department of General Services, for the adoption of regulations setting minimum qualifications for the preparation of plans and specifications, and the supervision of school construction by a licensed architect or structural engineer.

     Additionally, California legislation provides that certain factory-built school buildings may be pre-approved by the State for use in school construction. Once plans and specifications for a given classroom have been pre-approved by the Department of General Services, school districts can thereafter include in their application to obtain State funds for new facilities a notification that they intend to use pre-approved, standardized factory-built classrooms. This procedure reduces the time required in the State's approval process thereby providing additional incentive to use factory-built relocatable classrooms. The Department of General Services provides for the continuous on-site inspection during actual manufacturing of the classrooms, with the school districts obligated to reimburse the Department for the costs of such inspection.

LEGISLATION AND FUNDING

     The demand for modular relocatable classrooms in California is affected by various statutes. These statutes, among other things, prescribe the methods by which the Company's customers, primarily individual school districts, obtain funding for the construction of new school facilities, and the manner in which available funding is to be spent by the school districts.

     In 1978, Proposition 13 was approved, which rolled back property taxes and limited the ability of local school districts to rely upon revenue from such taxes to finance the construction of school facilities. As a result, financing for new school construction and rehabilitation of existing schools by California school districts is currently provided, at the state level, by funds derived from general revenue sources or statewide bond issues, and, at the local level, by local bond issues and fees imposed on the developers of residential, commercial and industrial real property ("Developer Fees"). Historically, the primary source of financing for the purchase or lease of relocatable classrooms has been state funding.

  STATE FUNDING

     Until the adoption of the Class Size Reduction Program in 1996, the most important source of funding at the State level for new school facilities was through the issuance and sale of statewide general obligation bonds which are repaid out of the State's General Funds. Proposals to issue such bonds are placed on statewide ballots from time-to-time in connection with general or special elections, and require approval by a majority of the votes cast in connection with such proposals. As in the case of the Class Size Reduction Program, the State also may annually allocate funds from the State's budget for the support of school districts and community college districts.

     Authority for Bond Financing. Under the School Building Lease -- Purchase Law of 1976, the State Allocation Board is empowered to purchase or lease school facilities using funds from the periodic issuance of general obligation bonds of the State of California. These purchased or leased school facilities may be made available by the State Allocation Board to school districts. Certain matching funds, usually derived from Developer Fees, are required to be supplied by the school districts seeking state funded facilities. If the school districts acquire relocatable structures using Developer Fees, the amount of the required matching funds is reduced by the cost of such facilities. This reduction in matching funds is intended to provide an incentive for school districts to lease relocatable classrooms. As a condition of funding any project under this program, at least 30% of new classroom space to be added must be comprised of relocatable structures, unless relocatable structures are not available or special conditions of terrain, climate or unavailability of space make the use of relocatable structures impractical. In addition, State funds under this program are not available to school districts which are determined to have an adequate amount of square footage available for their student population.

     Recently, a package of bills was introduced that would, among other things,
(i) revise the School Building Lease-Purchase Law of 1976 including elimination of the requirement that at least 30% of all classroom space to be added using State funds be relocatable classrooms, (ii) place an $8.2 billion bond issue for school construction on the June 1998 ballot, and (iii) include a proposed amendment to the California Constitution on the June 1998 ballot. The proposed Constitutional amendment would modify Proposition 13 by reducing the percentage vote required for approval of tax increases to support local bond issuances from two-thirds to a simple majority. However, both houses of the California Legislature passed different versions of this package of bills, which were returned to a conference committee. Each bill must still be approved by both houses of the Legislature as revised by the conference committee. In addition, none of these bills would become operative as currently proposed unless the $8.2 billion bond issue is approved by a majority of the California voters and the proposed amendment to the California Constitution is approved by two-thirds of the California voters.

     In response to the adoption of Proposition 13, the State of California adopted the California Emergency Classroom Law of 1979, pursuant to which the State Allocation Board may spend up to $35 million per year from available funds to purchase relocatable classrooms to be leased to school districts. Relocatable classrooms are not available to school districts under this program if the school district has available local bond proceeds that could be used to purchase classroom facilities, unless the district has approved projects pending under the School Building Lease-Purchase Law of 1976. The State has, in the past, funded this program primarily from the proceeds of statewide bond issues approved by voters.

     Budget Allocations. Proposition 98, which was approved in 1988, requires the State to allocate annually from the State's budget, for the support of school districts and community college districts, a minimum amount equal to the same percentage of funds as was appropriated for the support of those institutions in fiscal year 1986-87. While this requirement may be suspended for a given year by emergency legislation, it has the effect of limiting the ability of the California legislature to reduce the level of school funding from that in existence in 1986-87. The State raises the necessary funds through proceeds from the sale of statewide bond issues, income tax revenues and other revenues. A recent reduction in California's corporate tax rates, and a proposed reduction in personal income tax rates, may affect future levels of the State's income tax revenues.

     In November 1996, California implemented the Class Size Reduction Program in response to overcrowding in classrooms in the state and its assumed negative impact on learning. An additional impetus for the program was a study conducted by Tennessee State University which indicated that students in small classrooms outperformed their peers from larger classes at least through the eighth grade on standardized tests in math and reading. The goal of the California Class Size Reduction Program is to reduce public elementary school class sizes in kindergarten through the third grade. Under this program, schools that reduce class size to 20 students in those grades will receive additional funds. For the 1996-1997 school year, a school district was entitled to receive $25,000 for each new classroom added which reduced the average class size for a specified grade level to 20 students or less. Among other ways new classrooms can quickly and inexpensively be added, school districts may reconfigure existing space to convert it to classrooms from other uses, or purchase or lease a modular relocatable classroom.

  LOCAL FUNDING

     Local school districts in California have the ability to issue local general obligation bonds for the acquisition and improvement of real property for school construction. These bond issues require the approval of two-thirds of the voters in the district and are repaid using the proceeds of increases in local property taxes. A local school district may also levy Developer Fees on new development projects in the district, subject to a maximum rate set by state law. The Developer Fees can only be levied if the project can be shown to contribute to the need for additional school facilities and the fee levied is reasonably related to such need. In addition, California law provides for the issuance of bonds by Community Facilities Districts which can be formed by a variety of local government agencies, including school districts. These districts, known as "Mello-Roos" districts, can have flexible boundaries and the tax imposed to repay the bonds can be based on property use, acreage, population density or other factors.

OTHER LEGISLATION

     California legislation adopted in 1989 provides that school districts which currently lease any building which does not meet the prescribed structural standards must have replaced nonconforming buildings with conforming ones by September 1, 1990. However, any district has the right to request a one-time waiver for a maximum of three years upon presentation of satisfactory evidence to the State Allocation Board that the district is proceeding in a timely fashion with a program that will eliminate the need for the nonconforming facilities within that time period. The State has authorized districts to renew these waivers through 2000 and may grant further waivers. The Company understands that a number of school districts have requested and been granted such waivers. Based upon information received by the State Allocation Board from school districts and provided to the Company, it is believed that there are more than 4,500 trailers currently being used as classrooms by school districts throughout California that eventually must be replaced with conforming facilities by these school districts.

     California has taken steps to encourage local school districts to adopt year-round school programs to help increase the use of existing school facilities and reduce the need for additional school facilities. School districts requesting state funding under the School Building Lease-Purchase Law of 1976 or the Emergency Classroom Law of 1979 discussed above must submit a study examining the feasibility of implementing in the district a year-round educational program that is designed to increase pupil capacity in the district or in overcrowded high school attendance areas. The feasibility study requirement is waived, however, if the district demonstrates that emergency or urgent conditions exist in the district that necessitate the immediate need for relocatable buildings. The demand for new school facilities, including relocatable classrooms, would be adversely affected in the event that a significant number of California school districts implemented year-round school programs. In addition, a significant increase in the level of voluntary or mandatory busing of students from overcrowded schools to schools with excess capacity could adversely affect demand for new school facilities.

LITIGATION

     The Company from time to time is involved in various lawsuits related to its ongoing business operations, primarily collection actions or vendor disputes. In the opinion of management, no pending lawsuit will result in any material adverse effect upon the Company or its financial condition.

ENVIRONMENTAL MATTERS

     The Company is subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of any hazardous materials used by the Company in connection with the manufacture of its products. Both the governmental regulations and the costs associated with complying with such regulations are subject to change in the future.

EMPLOYEES


     At June 30, 1997, the Company had 877 employees, including 834 in manufacturing, 4 in sales, 20 in operations and 19 in general management and administration. The Company's employees are not represented by a labor union, and it has experienced no work stoppages. The Company believes that its employee relations are good.


PROPERTIES

     The Company's principal executive and administrative facilities are located in approximately 11,400 square feet of modular buildings at its primary manufacturing facility located in Perris, California. This manufacturing facility occupies twenty-five acres, with approximately 200,000 square feet of covered production space under roof, pursuant to a lease expiring in 2014. A second facility in Perris occupies approximately thirty acres, with approximately 120,000 square feet of covered production space under roof, pursuant to a lease expiring in 2014. This second facility also includes approximately 80,000 square feet under roof used as a metal working facility. The Company's third plant consists of a 400,000 square foot manufacturing facility on a 30-acre site in Lathrop, California that is leased through 2019. The fourth plant, which was leased for up to five years in October 1996, consists of approximately 50,000 square feet of manufacturing areas on a 4 acre site in Patterson, California. The Company believes that its existing facilities are well-maintained and in good operating condition, and, with the additional production lines currently being added or planned for addition in 1998, meet the requirements for its immediately foreseeable business needs. Each of the Company's current facilities other than the Patterson plant is leased from an affiliate. See "Management -- Certain Transactions."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company are as follows:

                 NAME               AGE                          POSITIONS
    ------------------------------  ----    ----------------------------------------------------
    Gerald B. Bashaw..............   62     Chairman of the Board of Directors
    Evan M. Gruber................   44     Chief Executive Officer and Director
    Michael G. Rhodes.............   36     Chief Operating Officer and Chief Financial Officer
    Robert W. Campbell............   41     Director
    James D. Goldenetz............   47     Director
    Charles C. McGettigan.........   52     Director
    James M. Phillips, Jr.........   49     Director
    Myron A. Wick III.............   53     Director

     Mr. Bashaw founded the Company in 1982. Previously, he served as the Vice President of Operations and then President of Aurora Modular Industries, a manufacturer of modular classrooms, mobile homes, office trailers, and modular houses and buildings, which he co-founded in 1965.

     Mr. Gruber joined the Company in January 1989 as its Chief Financial Officer, and was elected to the Company's Board of Directors and as its Chief Executive Officer in January 1990. Prior to joining the Company, Mr. Gruber, who is a certified public accountant, worked at his own public accounting firm in Costa Mesa, California, which he founded in 1978.

     Mr. Rhodes joined the Company in 1988 and was the Company's controller through 1992. In 1993 he was elected Chief Financial Officer, and in 1996 was elected Chief Operating Officer. Prior to his joining the Company, Mr. Rhodes worked for a public accounting firm.

     Mr. Campbell, who was elected to the Company's Board of Directors in 1992, is a Managing Director of Corporate Finance at L.H. Friend, Weinress, Frankson & Presson, Inc. From 1993 to 1995, Mr. Campbell was Senior Vice
President -- Investment Banking at Baraban Securities, Incorporated. From 1982 to 1993, Mr. Campbell was employed by The Seidler Companies, Inc. as Senior Vice President -- Corporate Finance.

     Mr. Goldenetz, who currently serves as the President of Class Leasing, Inc., joined the Company as a director in January 1988, after previously serving as the President of Aurora Modular Industries since January 1982. He began work in the modular classroom industry, in production, at Aurora Modular Industries in 1969.

     Mr. McGettigan was elected to the Board of Directors in June 1994 in connection with the 1994 Financing. Mr. McGettigan is a co-founder and managing director of the investment banking firm of McGettigan, Wick & Co., Inc. and a co-founder and general partner of Proactive Investment Managers, L.P., the general partner of Proactive Partners, L.P., a merchant banking fund formed in 1991. Prior to founding McGettigan, Wick & Co., Inc., he was a Principal, Corporate Finance of Hambrecht & Quist and a senior vice president of Dillon, Read & Co. Mr. McGettigan is a director of Digital Dictation, Inc.; I-Flow Corporation; Onsite Energy; Phoenix Network, Inc.; PMR Corporation; Sonex Research, Inc.; Vie de France Corporation; Tanknology-NDE and Wray-Tech Instruments Inc.

     Mr. Phillips became a director of the Company upon the consummation of the Company's initial public offering in July 1990. Mr. Phillips has been an attorney for the last 20 years, practicing primarily in the areas of corporate and securities law. After practicing law for 13 years with a number of law firms, including Gibson, Dunn & Crutcher, Paul, Hastings, Janfosky & Walker, and Brobeck, Phleger & Harrison, Mr. Phillips established his own firm in 1990.

     Mr. Wick joined the Company's Board of Directors in June 1994 in connection with the 1994 Financing. Mr. Wick is currently a managing director and founder of McGettigan, Wick & Co., Inc., an investment banking firm formed in 1988, and a general partner of Proactive Investment Managers, L.P., the general partner of Proactive Partners, L.P., a merchant banking fund formed in 1991. Mr. Wick is a director of Children's Discovery Centers; Digital Dictation Inc.; Electrostatic Devices; Tanknology-NDE; Sonex Research, Inc. and Wray-Tech Instruments Inc.

EXECUTIVE COMPENSATION

     The following table summarizes the annual and long term compensation paid by the Company during the fiscal years ended December 31, 1994, 1995 and 1996 to those persons who were, as of December 31, 1996, (i) the Chief Executive Officer of the Company, and (ii) the other compensated executive officers of the Company, if any, whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 1996.
                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM COMPENSATION
                                                                            ------------------------------
                                                                                   AWARDS
                                                                            --------------------
                                                  ANNUAL COMPENSATION       RESTRICTED             PAYOUTS
                                              ---------------------------     STOCK                -------      ALL OTHER
                                               SALARY     BONUS     OTHER     AWARDS     OPTIONS    LTIP     COMPENSATION(1)
     NAME AND PRINCIPAL POSITION       YEAR      $          $         $         $           #      PAYOUTS          $
-------------------------------------  ----   --------   --------   -----   ----------   -------   -------   ---------------
Evan M. Gruber.......................  1996   $158,000   $137,000     --        --       110,000      --         $ 4,615
  Chief Executive Officer              1995    150,000     15,000     --        --       25,000       --           3,654
  and Director                         1994    125,000         --     --        --       350,000      --           4,030
Michael G. Rhodes....................  1996   $ 90,000   $ 24,000     --        --       105,000      --         $ 4,827
  Chief Operating Officer,             1995     87,000     12,100     --        --       20,000       --             129
  Chief Financial Officer              1994     85,000         --     --        --       10,000       --           4,124

---------------

(1) The figures shown in the last column designated "All Other Compensation" represent the executive officer's share of the Company's contribution to the 401(k) Plan. See "Management -- 401(k) Plan."

     Each non-employee director is paid an annual retainer of $4,000, plus $1,000 for each board and board committee meeting attended, and is granted an option to purchase 5,000 shares of the Company's Common Stock at the end of each year of service on the Board of Directors. See "Management -- Stock Options." The Company has and will continue to pay the expenses of its non-employee directors in attending Board meetings. No additional compensation is paid to any employee director for serving on the Company's Board of Directors.

EMPLOYMENT AGREEMENT

     In connection with the 1994 Financing, the Company entered into a three-year employment agreement with Mr. Gruber, which in September 1996 the Compensation Committee voted unanimously to extend through 1999. The agreement includes, among other provisions, a base annual salary of not less than $150,000 per year, which was increased to $200,000 in October 1996, with periodic increases equal to the rate of increase in the Consumer Price Index, and the grant of an option to purchase 200,000 shares of the Company's Common Stock at $1.50 per share. Additionally, under the agreement, Mr. Gruber is entitled to receive a bonus equal to two and one-half percent of the amount, if any, by which the net income before taxes of the Company for the year in question exceeds $1 million.

401(K) PLAN

     Under the Company's 401(k) Plan, officers and other employees of the Company may elect to defer up to 12% of their compensation, subject to limitations under the Internal Revenue Code. The Company makes annual contributions on a 50% matching basis. Amounts deferred are deposited by the Company in a trust account for distribution to employees upon retirement, attainment of age 59 1/2, permanent disability, death, termination of employment or the occurrence of conditions constituting extraordinary hardship. For the year ended December 31, 1996, the Company contributed $4,615 and $4,827 as matching contributions for the accounts of Mr. Gruber and Mr. Rhodes, respectively.

STOCK OPTIONS

     In June 1989, the Company's Board of Directors adopted, and the Company's shareholders approved, the Modtech, Inc. 1989 Stock Option Plan (the "1989 Plan"). The 1989 Plan provides for the grant of both incentive and nonstatutory options to purchase up to an aggregate of 400,000 shares of the Company's Common Stock. Incentive stock options can be granted only to employees, including officers, of the Company, while nonstatutory stock options can be granted to employees, non-employee officers and Directors, consultants, vendors, customers and others expected to provide significant services to the Company. Participants in the 1989 Plan are selected by the Board of Directors of the Company, or by a committee of Directors selected by the Board as a whole. The Board or the committee is empowered to determine the terms and conditions of each option granted under the 1989 Plan, subject to the limitations that the exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant (110% if granted to an employee who owns 10% or more of the Common Stock), no option can have a term in excess of ten years (five years if granted to an employee owning 10% or more of the Common Stock) and no incentive stock option can be granted to anyone other than a full-time employee of the Company or its subsidiaries. Nonstatutory options may be granted under the 1989 Plan with an exercise price of not less than 85% of the fair market value of the Common Stock at the date of grant. As of December 31, 1996, options to purchase 265,500 shares, at a weighted average exercise price of $1.92, were outstanding under the 1989 Plan.

     In March 1994, the Company's Board of Directors authorized the grant of options to purchase up to 200,000 shares of the Company's Common Stock, and, in connection with the private placement of Series A Preferred Stock in May 1994, authorized the grant of options to purchase up to an additional 500,000 shares of the Company's Common Stock (collectively, the "1994 Plans"). Since approval of these options by the shareholders of the Company has not and will not be sought, all options granted under the 1994 Plans will be deemed nonstatutory options that do not entitle the recipients thereof the special federal income tax treatment afforded to the recipients of incentive stock options. The Company's Board of Directors, with Mr. Gruber abstaining, approved the grant to Mr. Gruber of an option to purchase up to 150,000 shares of Common Stock at $1.19 per share, and in May 1994, again with Mr. Gruber abstaining, approved the grant of an option to Mr. Gruber to purchase up to an additional 200,000 shares of Common Stock under the 1994 Plans, at $1.50 per share, as required by his new employment agreement. See "Management -- Employment Agreements." As of December 31, 1996, options to purchase a total of 620,000 of these shares, at exercise prices ranging from $1.19 to $4.50, were outstanding.

     In July 1996, the Company's Board of Directors authorized the grant of options to purchase up to 500,000 shares of the Company's Common Stock. These non-statutory options may be granted to employees, non-employee officers and Directors, consultants, vendors, customers and others expected to provide significant service to the Company. The exercise price of the stock options cannot be less than the fair market value at the date of the grant (110% if granted to an employee who owns 10% or more of the common stock). Additionally, each non-employee director will be granted a non-statutory stock option to purchase 5,000 shares at fair market value per share on the date of grant, for each year of continuous service on the Company's Board of Directors. At December 31, 1996, options to purchase an aggregate of 110,000 of these shares, at the exercise price of $4.50 per share, were outstanding.

     The following table sets forth certain information regarding options granted by the Company during the year ended December 31, 1996 to the executive officers of the Company identified in the Summary Compensation Table set forth above:

                     OPTIONS GRANTED IN CALENDAR YEAR 1996

                                                                                           POTENTIAL REALIZED
                                                                                            VALUE AT ASSUMED
                                         NO. OF        % OF                               ANNUAL RATES OF STOCK
                                         SHARES       TOTAL                                PRICE APPRECIATION
                                       SUBJECT TO    OPTIONS                               FOR OPTION TERM(3)
                                        OPTIONS     GRANTED TO   EXERCISE    EXPIRATION   ---------------------
          NAME OF OPTIONEE             GRANTED(1)   EMPLOYEES    PRICE(2)       DATE         5%          10%
-------------------------------------  ----------   ----------   ---------   ----------   --------     --------
Evan M. Gruber.......................    110,000        35%        $2.13     12/31/2005   $129,000     $318,000
Michael G. Rhodes....................    105,000        33%      2.13-4.50    7/11/2006    188,500      464,500

---------------

(1) Options are exercisable starting 12 months after the grant date with 25% vesting each year.

(2) The exercise price was the market price of a share of the Company's Common Stock on the date of grant.

(3) On December 31, 1996, the closing sales price for a share of the Company's Common Stock on The Nasdaq National Market was $7.875.

     The following table sets forth information regarding options exercised during the year ended December 31, 1996 by the executive officers of the Company identified in the Summary Compensation Table set forth above, as well as the aggregate value of unexercised options held by such executive officers at December 31, 1996. The Company has no outstanding stock appreciation rights, either freestanding or in tandem with options.

 AGGREGATED OPTION EXERCISES LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                                                              VALUE OF UNEXERCISED
                                                            NUMBER OF UNEXERCISED             IN-THE-MONEY OPTIONS
                             SHARES                      OPTIONS AT FISCAL YEAR END         AT FISCAL YEAR END($)(1)
                           ACQUIRED ON      VALUE       -----------------------------     -----------------------------
          NAME             EXERCISE(#)     REALIZED     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------  -----------     --------     -----------     -------------     -----------     -------------
Evan M. Gruber...........         --            --        201,250          333,750        $ 1,312,000      $ 2,095,000
Michael G. Rhodes........         --            --         62,000          148,000            248,000          760,000

---------------

(1) Calculated based on the closing sales price of the Company's Common Stock as reported on The Nasdaq National Market on December 31, 1996, which was $7.875 per share.

CERTAIN TRANSACTIONS

     The Company leases its two facilities located in Perris, California, and the land on which the manufacturing facility is located in Lathrop, California, from Mr. Bashaw and general partnerships of which Messrs. Bashaw, Goldenetz and Gruber together own a controlling interest, pursuant to standard industrial leases. Under the terms of these leases, the Company is obligated to pay base monthly payments which aggregate $67,000, subject to escalation in accordance with changes in applicable cost of living indices. Due to the recent declines in real estate values, Mr. Bashaw and the general partnerships reduced the base monthly lease rates for the year ending December 31, 1994, for the manufacturing facilities to an aggregate of $36,000. This base rent is subject to upward adjustment to market rates each year based on annual market surveys conducted by the parties. Because real estate values have remained depressed, no such adjustment has yet been made. These leases expire in 2014 and 2019.

     Messrs. Goldenetz and Gruber together own 60% of the capital stock of Class Leasing, Inc., a California corporation ("Class Leasing"), in which the Company has no ownership interest. Mr. Goldenetz is a full-time employee of Class Leasing, serving as its President. In 1996, Mr. Gruber spent less than 10 hours per month in connection with the affairs of Class Leasing. Class Leasing purchases modular relocatable classrooms from the Company, upon standard terms and at standard wholesale prices, and leases them to third parties primarily under three-year leases, cancelable yearly. During the years ended December 31, 1994, 1995, and 1996, and the six months ended June 30, 1997, the Company sold modular relocatable classrooms to Class Leasing for aggregate purchase prices of $1,009,000, $600,000, $1,453,000 and $745,000, respectively, which represented approximately 5%, 3%, 3% and 1% of the Company's net sales for each of those periods.

     Messrs. Gruber and Rhodes have personally guaranteed certain of the Company's obligations and the repayment by the Company of amounts which surety companies may be required to expend under the terms of performance bonds issued in connection with manufacturing contracts undertaken by the Company. No payments have been made to Messrs. Gruber and Rhodes for the guarantees provided by them.

     In 1996, the Company paid $7,500 to L.H. Friend, Weinress, Frankson & Presson, Inc. ("L.H. Friend") for certain financial advisory services. Robert W. Campbell, a director of the Company, is an executive officer of L.H. Friend. In addition, L.H. Friend is one of the Underwriters of this Offering.

     For legal services rendered, the Company paid the law firm of Phillips & Haddan LLP legal fees of approximately $20,000 during the year ended December 31, 1996. James M. Phillips, Jr., a director of the Company, is a principal of the law firm of Phillips & Haddan LLP.

     The Company is a party to an employment agreement with Mr. Gruber, and to indemnification agreements with each of its directors and executive officers. See "Management -- Employment Agreement" and "Description of Capital
Stock -- Limitation of Liability and Indemnification."

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of 1,000,000 shares by the Company and the sale of 750,000 shares by the Selling Shareholders, by (i) each director of the Company,
(ii) each person or group known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (iii) each Selling Shareholder, and (iv) all Directors and executive officers of the Company as a group. Except as may be indicated in the footnotes to the table, each of such persons has the sole voting and investment power with respect to the shares owned, subject to applicable community property laws. Except as otherwise indicated, the address of each holder identified below is in care of the Company, 2830 Barrett Avenue, Perris, California 92571.



                                                       SHARES                            SHARES
                                                 BENEFICIALLY OWNED                BENEFICIALLY OWNED
                                                      PRIOR TO         NUMBER OF        AFTER THE
                                                     OFFERING(1)         SHARES        OFFERING(1)
                                                 -------------------     BEING     -------------------
                     NAME                          NUMBER    PERCENT    OFFERED      NUMBER    PERCENT
-----------------------------------------------  ----------  -------   ----------  ----------  -------
Gerald B. Bashaw (2)(15).......................     583,674     6.7%      175,000     408,674     4.2%
Evan M. Gruber (3)(15).........................     416,995     4.6        75,000     341,995     3.4
Michael G. Rhodes (4)..........................      88,250     1.0        25,000      63,250       *
Robert W. Campbell (5).........................      21,000       *            --      21,000       *
James D. Goldenetz (6)(15).....................     159,531     1.8        25,000     134,531     1.4
Charles C. McGettigan (7)(14)..................   3,014,186    34.6       450,000   2,564,186    26.4
James M. Phillips, Jr. (8).....................      15,000       *            --      15,000       *
Myron A. Wick, III (7)(14).....................   3,014,186    34.6       450,000   2,564,186    26.4
Jon D. Gruber (9)(14)..........................   5,259,096    60.4       450,000   4,809,096    49.5
J. Patterson McBaine (10)(14)..................   5,199,896    59.7       450,000   4,749,896    48.9
Gruber & McBaine Capital Management (11)(14)...   2,172,410    24.9            --   2,172,410    22.4
Platinum Partners, L.P. (12)...................     522,000     6.0            --     522,000     5.4
Proactive Partners, L.P. (13)(14)(15)..........   2,983,441    34.3       450,000   2,533,441    26.1
All directors and officers as a group (9
  persons) (2)(3)(4)(5)(6)(7)(8)(15)...........   4,298,636    46.5       750,000   3,548,636    34.6


---------------

  *  Less than one percent.

 (1) In calculating beneficial and percentage ownership, all shares of Common Stock which a named shareholder will have the right to acquire within 60 days of the date of this Prospectus upon exercise of stock options are deemed to be outstanding for the purpose of computing the ownership of such shareholder, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other shareholder. As of September 30, 1997, an aggregate of 8,705,836 shares of Common Stock were outstanding. Does not give effect to the potential issuance of 1,206,933 shares of Common Stock upon exercise of stock options that have been granted but currently are not, and within 60 days of the date of this Prospectus will not be, exercisable, or of up to 196,667 additional shares issuable upon exercise of options available for the future grant of options under the Company's stock option plans. See "Management -- Stock Options."

 (2) Includes 10,000 shares issuable upon exercise of stock options.

 (3) Includes 316,250 shares issuable upon exercise of stock options, but does not include 352,083 shares issuable upon exercise of stock options which have been granted but currently are not exercisable. Evan M. Gruber and Jon
     D. Gruber are not related.

 (4) Includes 61,250 shares issuable upon exercise of stock options, but does not include 204,250 shares issuable upon exercise of stock options which have been granted but currently are not exercisable.

 (5) Includes 15,000 shares issuable upon exercise of stock options.

 (6) Includes 105,000 shares issuable upon exercise of stock options.

 (7) Includes 20,745 shares owned of record directly by each of Messrs. McGettigan and Wick, and all shares owned of record by Proactive Partners, L.P. and affiliates of which Messrs. McGettigan and Wick are general partners. Also includes options to purchase 10,000 shares which have been granted to each of Messrs. McGettigan and Wick for serving on the Company's Board of Directors.

 (8) All of these shares are issuable upon exercise of stock options.

 (9) Includes 103,245 shares owned of record directly by Mr. Gruber, all shares owned of record by Proactive Partners, L.P. and affiliates, of which Mr. Gruber is a general partner, and all shares owned of record by Gruber & McBaine Capital Management and affiliates, of which Mr. Gruber is a general partner. Jon D. Gruber and Evan M. Gruber are not related.

(10) Includes 44,045 shares owned of record directly by Mr. McBaine, all shares owned of record by Proactive Partners and affiliates, of which Mr. McBaine is a general partner, and all shares owned of record by Gruber & McBaine Capital Management and affiliates, of which Mr. McBaine is a general partner.

(11) Includes 110,200 shares owned of record directly by Gruber & McBaine Capital Management, all shares owned of record by Proactive Partners, L.P. and affiliates, and 2,062,210 shares owned of record by Lagunitas Partners, Gruber & McBaine International and GMJ Investments, affiliated entities.

(12) These shares are owned of record by Platinum Partners, L.P., a Massachusetts limited partnership (the "Partnership"), and also are deemed to be beneficially owned by Hori Capital Management, Inc., the sole general partner of the Partnership, and by Calvin G. Hori, the sole shareholder, director and President of Hori Capital Management, Inc., the address of each of which is One Washington Mall, 7th Floor, Boston, Massachusetts 02108.

(13) Includes 2,828,884 shares owned of record by Proactive Partners, L.P. and 154,557 shares owned of record by Fremont Proactive Partners, an affiliated entity.

(14) The address of each of Charles C. McGettigan, Myron A. Wick, III, Jon D. Gruber, J. Patterson McBaine, Gruber & McBaine Capital Management and Proactive Partners, L.P. is 50 Osgood Place, San Francisco, CA 94133.


(15) In the event the Underwriter's over-allotment option is exercised in full, Messrs. Bashaw, Gruber and Goldenetz, and Proactive Partners, L.P. would sell an additional 18,125, 25,000, 15,000 and 204,375 shares, respectively, and would beneficially own 4.0%, 3.2%, 1.2% and 24.0%, respectively, of the Common Stock outstanding after the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.01 par value, of which 8,705,836 shares were issued and outstanding as of September 30, 1997, and 5,000,000 shares of Preferred Stock, $.01 par value, of which no shares currently are outstanding.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share on each matter submitted to a vote of the shareholders of the Company and to cumulate votes for the election of directors. Subject to preferences that may be applicable to the holders of any outstanding Preferred Stock, each holder of Common Stock is entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares to be sold by the Company in this Offering, will be, when issued and delivered, validly issued, fully-paid and nonassessable under the laws of the State of California.

PREFERRED STOCK

     The Company's Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of California, but without further vote or action by the Company's shareholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The Board may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As allowed by the California General Corporation Law, the Articles of Incorporation of the Company provide that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which a director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, with respect to certain contracts in which a director has a material financial interest and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

     The Company's Bylaws require the Company to indemnify its officers, directors, employees and other agents to the full extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary. In addition, the Company's Articles of Incorporation expressly authorize the use of indemnification agreements and, with the approval of its shareholders, the Company has entered into separate indemnification agreements with each of its directors. The Company's Board of Directors has authorized similar indemnification agreements for the Company's officers. These agreements may require the Company, among other things, to indemnify directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

CHANGES UPON BECOMING A LISTED CORPORATION

     The Articles of Incorporation of the Company provide that, upon the Company becoming a "listed corporation" (as defined below), the Board of Directors will be divided into three classes of directors, serving staggered three-year terms, and cumulative voting will be eliminated. As a result, if the Company becomes a listed corporation, approximately one-third of the Board of Directors will be elected each year and no shareholder will be entitled to cumulate votes in the election of directors.

     The Company will be deemed to be a "listed corporation" if it has outstanding shares listed on the New York or American Stock Exchanges or the Company has outstanding securities designated as qualified for trading as a national market system security on the National Association of Securities Dealers Automated Quotation System ("Nasdaq"), or any successor national market system, if the Company has at least 800 holders of its equity securities as of the record date of the Company's most recent annual meeting of shareholders. For purposes of determining the number of holders of the Company's equity securities, there would be included, in addition to the number of record holders reflected on the Company's stock records, the number of holders of the equity securities held in the name of any nominee holder and certified by such nominee holder. The Company would be required to maintain any such certification with the record of shareholders for inspection and copying as provided under the General Corporation Law of California.


     The Company's Common Stock currently is listed on The Nasdaq National Market, and the Company has been advised by the Underwriters that the number of holders of the Company's Common Stock is likely to increase to at least 800 as a consequence of this Offering. In such event, the Company would be deemed to be a "listed corporation," and intends to cause the classified board provision in its Articles of Incorporation to become operative by electing a classified board, without cumulative voting, at its next annual meeting of shareholders. This may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, the classified board provision could delay shareholders who do not like the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote. Also, without cumulative voting, a purchaser of a block of stock of the Company constituting less than a majority of the outstanding shares will have no assurance of proportional representation on the Board of Directors. Following this offering, the current directors and executive officers of the Company will continue to own or have voting control over an aggregate of 3,548,636 shares of the Company's Common Stock, or approximately 35% of the shares then outstanding. See "Principal and Selling Shareholders."

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are required to purchase and pay for all of such shares if any are purchased.


                                                                          NUMBER OF
                                                                          SHARES OF
                              NAME OF UNDERWRITER                        COMMON STOCK
        ---------------------------------------------------------------  ------------
        Bear, Stearns & Co. Inc........................................    1,225,000
        Cruttenden Roth Incorporated...................................      262,500
        L.H. Friend, Weinress, Frankson & Presson, Inc.................      262,500
                                                                           ---------
                  Total................................................    1,750,000
                                                                           =========



     The Underwriters have advised the Company and the Selling Shareholders that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.66 per share, and the Underwriters may allow, and such dealers may re-allow, a concession of not more than $0.10 per share to certain other dealers. After the initial offering, the price and concessions and re-allowances to dealers may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.



     Certain of the Selling Shareholders have granted a 30-day option to the Underwriters to purchase up to a maximum of 262,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 1,750,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the foregoing table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.


     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has also agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., subject to certain limited exceptions. The executive officers and directors of the Company, including the Selling Shareholders, have agreed with the Underwriters that they that they will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions.

     The Underwriters may engage in over-allotments, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchase of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality under California law of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Phillips & Haddan LLP, Newport Beach, California. James M. Phillips, Jr., a principal in the firm of Phillips & Haddan LLP, is a member of the Company's Board of Directors and holds options to purchase 15,000 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements and schedules of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Commission file number for the Company is 0-18680. Such reports and other information may be inspected and copied at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies can be obtained at prescribed rates, as well as at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a website that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov. In addition, this material may also be inspected at the offices of The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006, where copies may be obtained at prescribed rates.

     The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-1 (the "Registration Statement") with respect to the shares of Common Stock to be offered and sold hereby. This Prospectus is included as a part of the Registration Statement, but does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or appendix to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement in full, including the exhibits and schedules thereto, may be inspected without charge at the Commission's Public Reference Section, Room 1024, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may also be obtained from the Commission upon payment of prescribed fees by writing to the Commission at the above address.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Balance Sheets:
  December 31, 1995 and 1996, and June 30, 1997 (unaudited)...........................   F-3
Statements of Income:
  Years ended December 31, 1994, 1995 and 1996, and
     Six Months ended June 30, 1996 and 1997 (unaudited)..............................   F-4
Statements of Shareholders' Equity:
  Years ended December 31, 1994, 1995 and 1996, and
     Six Months ended June 30, 1997 (unaudited).......................................   F-5
Statements of Cash Flows:
  Years ended December 31, 1994, 1995 and 1996, and
     Six Months ended June 30, 1996 and 1997 (unaudited)..............................   F-6
Notes to Financial Statements.........................................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Modtech, Inc.:

     We have audited the accompanying balance sheets of Modtech, Inc. as of December 31, 1995 and 1996 and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Modtech, Inc. as of December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Orange County, California
March 21, 1997

                                 MODTECH, INC.

                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                          -------------------------    JUNE 30,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
ASSETS (Note 5)
Current assets:
  Cash..................................................  $   561,000   $   405,000   $ 2,703,000
  Contracts receivable, less allowance for contract
     adjustments of $408,000, $413,000 and $410,000 at
     December 31, 1995, 1996 and June 30, 1997
     (unaudited), respectively (note 2).................    3,169,000    10,310,000    28,659,000
  Costs and estimated earnings in excess of billings on
     contracts (notes 3 and 8)..........................    1,454,000     9,103,000     8,945,000
  Inventories...........................................      646,000     4,167,000     7,852,000
  Due from affiliates (note 8)..........................      766,000       754,000       886,000
  Notes receivable from affiliates (note 8).............      483,000        45,000        45,000
  Prepaid assets........................................       73,000       137,000       204,000
  Other current assets..................................       52,000        20,000        21,000
                                                          -----------   -----------   -----------
          Total current assets..........................    7,204,000    24,941,000    49,315,000
                                                          -----------   -----------   -----------
Property and equipment, net (note 4)....................    7,158,000     8,553,000     8,577,000
                                                          -----------   -----------   -----------
Notes receivable from affiliates (note 8)...............      237,000            --            --
Other assets............................................      555,000       535,000       495,000
                                                          -----------   -----------   -----------
          Total other assets............................      792,000       535,000       495,000
                                                          -----------   -----------   -----------
                                                          $15,154,000   $34,029,000   $58,387,000
                                                          ===========   ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $ 1,105,000   $ 6,410,000   $ 7,137,000
  Accrued liabilities...................................      956,000     3,214,000     8,580,000
  Billings in excess of costs and estimated earnings on
     contracts (notes 3 and 8)..........................      760,000     1,148,000     6,851,000
  Current maturities of long-term debt (notes 6 and
     8).................................................           --       100,000       100,000
                                                          -----------   -----------   -----------
          Total current liabilities.....................    2,821,000    10,872,000    22,668,000
Note payable (note 5)...................................    1,590,000     5,944,000    13,332,000
Long-term debt, less current maturities (notes 6 and
  8)....................................................    2,000,000     1,900,000     1,800,000
                                                          -----------   -----------   -----------
          Total liabilities.............................    6,411,000    18,716,000    37,800,000
                                                          -----------   -----------   -----------

Shareholders' equity:
  5% Convertible Preferred Stock, Series A. Authorized
     5,000,000 shares; issued and outstanding 2,850,000,
     none and none at December 31, 1995, 1996 and June
     30, 1997 (unaudited), respectively (note 11).......    2,685,000            --            --
  Common Stock, $.01 par. Authorized 20,000,000 shares;
     issued and outstanding 3,053,000, 8,649,000 and
     8,679,000 at December 31, 1995, 1996 and June 30,
     1997 (unaudited), respectively (notes 10 and 11)...    1,055,000     4,015,000     4,043,000
  Additional paid-in capital............................   13,619,000    15,693,000    15,744,000
  Retained earnings (deficit)...........................   (8,616,000)   (4,395,000)      800,000
                                                          -----------   -----------   -----------
          Total shareholders' equity....................    8,743,000    15,313,000    20,587,000
Commitments and contingencies (notes 3, 5, 8 and 14)....
                                                          -----------   -----------   -----------
                                                          $15,154,000   $34,029,000   $58,387,000
                                                          ===========   ===========   ===========

                See accompanying notes to financial statements.

                                 MODTECH, INC.

                              STATEMENTS OF INCOME

                                         YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------   -------------------------
                                     1994          1995          1996          1996          1997
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Net sales (notes 8 and 12)......  $20,355,000   $19,386,000   $49,886,000   $12,704,000   $58,906,000
Cost of goods sold (note 8).....   17,766,000    16,401,000    42,629,000    10,862,000    47,688,000
                                  -----------   -----------   -----------   -----------   -----------
     Gross profit...............    2,589,000     2,985,000     7,257,000     1,842,000    11,218,000
Selling, general and
  administrative expenses.......    1,554,000     1,613,000     2,345,000       848,000     2,182,000
                                  -----------   -----------   -----------   -----------   -----------
     Income from operations.....    1,035,000     1,372,000     4,912,000       994,000     9,036,000
                                  -----------   -----------   -----------   -----------   -----------
Other income (expense):
  Interest expense..............     (576,000)     (486,000)     (446,000)     (127,000)     (572,000)
  Interest income (note 8)......      105,000        99,000        24,000        20,000        23,000
  Other -- net..................       42,000        (1,000)      (13,000)       22,000        64,000
                                  -----------   -----------   -----------   -----------   -----------
                                     (429,000)     (388,000)     (435,000)      (85,000)     (485,000)
                                  -----------   -----------   -----------   -----------   -----------
     Income before income
       taxes....................      606,000       984,000     4,477,000       909,000     8,551,000
Income taxes (note 7)...........        4,000        19,000       208,000        20,000     3,356,000
                                  -----------   -----------   -----------   -----------   -----------
     Net income.................  $   602,000   $   965,000   $ 4,269,000   $   889,000   $ 5,195,000
                                  -----------   -----------   -----------   -----------   -----------
5% Convertible Preferred Stock
  dividend (note 11)............           --      (166,000)      (48,000)      (48,000)           --
     Net income available for
       Common Stock.............  $   602,000   $   799,000   $ 4,221,000   $   841,000   $ 5,195,000
                                  ===========   ===========   ===========   ===========   ===========
Primary earnings per share......  $      0.12   $      0.13   $      0.49   $      0.10   $      0.55
                                  ===========   ===========   ===========   ===========   ===========
Weighted-average shares
  outstanding...................    5,098,000     6,027,000     8,709,000     8,750,000     9,370,000
                                  ===========   ===========   ===========   ===========   ===========
Fully diluted earnings per
  share.........................  $      0.11   $      0.12   $      0.47   $      0.10   $      0.55
                                  ===========   ===========   ===========   ===========   ===========
Weighted-average shares
  outstanding...................    5,294,000     6,712,000     9,041,000     8,750,000     9,370,000
                                  ===========   ===========   ===========   ===========   ===========

                See accompanying notes to financial statements.

                                 MODTECH, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                      5% CONVERTIBLE PREFERRED                              STOCK
                                               STOCK                  COMMON STOCK         PURCHASE    ADDITIONAL      RETAINED
                                      ------------------------   ----------------------     NOTES        PAID-IN       EARNINGS
                                        SHARES       AMOUNT       SHARES       AMOUNT     RECEIVABLE     CAPITAL      (DEFICIT)
                                      ----------   -----------   ---------   ----------   ----------   -----------   ------------
        Balance, December 31,
          1993......................          --   $        --   3,209,000   $1,109,000   $(274,000)   $13,913,000   $(10,017,000)
        Sale of preferred stock
          (note 11).................   2,850,000     2,685,000          --           --          --             --             --
        Net income..................          --            --          --           --          --             --        602,000
                                      ----------   -----------   ---------   ----------   ---------    -----------   ------------
        Balance, December 31,
          1994......................   2,850,000   $ 2,685,000   3,209,000   $1,109,000   $(274,000)   $13,913,000   $ (9,415,000)
        Adjustment of stock purchase
          notes receivable..........          --            --    (156,000)     (54,000)    274,000       (294,000)            --
        Dividend (note11)...........          --            --          --           --          --             --       (166,000)
        Net income..................          --            --          --           --          --             --        965,000
                                      ----------   -----------   ---------   ----------   ---------    -----------   ------------
        Balance, December 31,
          1995......................   2,850,000     2,685,000   3,053,000    1,055,000          --     13,619,000     (8,616,000)
        Conversion of preferred
          stock (note 11)...........  (2,850,000)   (2,685,000)  2,850,000    2,685,000          --             --             --
        Conversion of options and
          warrants (notes 10 and
          11).......................          --            --   2,746,000      275,000          --      2,074,000             --
        Dividend (note 11)..........          --            --          --           --          --             --        (48,000)
        Net income..................          --            --          --           --          --             --      4,269,000
                                      ----------   -----------   ---------   ----------   ---------    -----------   ------------
        Balance, December 31,
          1996......................          --            --   8,649,000    4,015,000          --     15,693,000     (4,395,000)
        Conversion of options (notes
          10 and 11) (unaudited)....          --            --      30,000       28,000          --         51,000             --
        Net income (unaudited)......          --            --          --           --          --             --      5,195,000
                                      ----------   -----------   ---------   ----------   ---------    -----------   ------------
        Balance, June 30, 1997
          (unaudited)...............          --   $        --   8,679,000   $4,043,000   $      --    $15,744,000   $    800,000
                                      ==========   ===========   =========   ==========   =========    ===========   ============

                See accompanying notes to financial statements.

                                 MODTECH, INC.

                            STATEMENTS OF CASH FLOWS

                                                         YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED JUNE 30,
                                               -------------------------------------------     ----------------------------
                                                  1994            1995            1996            1996             1997
                                               -----------     -----------     -----------     -----------     ------------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income...............................    $   602,000     $   965,000     $ 4,269,000     $   889,000     $  5,195,000
  Adjustments to reconcile net income to
    net cash provided by (used in)
    operating activities:
    Depreciation and amortization..........        608,000         563,000         540,000         257,000          534,000
    Increase (decrease) in allowance for
      contract adjustments.................       (275,000)        (17,000)         (5,000)             --            3,000
    Loss (gain) on sale of equipment.......        (39,000)        (20,000)         17,000          (5,000)              --
    Changes in assets and liabilities:
    (Increase) decrease in contracts
      receivable...........................      1,363,000         (65,000)     (7,136,000)     (3,575,000)     (18,352,000)
    (Increase) decrease in costs and
      estimated earnings in excess of
      billings.............................       (551,000)        330,000      (7,649,000)     (3,005,000)         158,000
    (Increase) decrease in inventories.....       (174,000)        338,000      (3,521,000)       (857,000)      (3,685,000)
    (Increase) decrease in amounts due from
      affiliates...........................       (290,000)       (257,000)        687,000         555,000         (132,000)
    (Increase) decrease in prepaids and
      other assets.........................        183,000          54,000         (12,000)         93,000          (28,000)
    Increase (decrease) in accounts
      payable..............................     (1,583,000)       (436,000)      5,305,000       1,988,000          727,000
    Increase in accrued liabilities........        475,000          35,000       2,258,000         210,000        5,366,000
    Increase (decrease) in billings in
      excess of costs and earnings.........        109,000        (276,000)        388,000         951,000        5,703,000
                                               -----------     -----------     -----------     -----------     ------------
    Net cash provided by (used in)
      operating activities.................        428,000       1,214,000      (4,859,000)     (2,499,000)      (4,511,000)
                                               -----------     -----------     -----------     -----------     ------------
Cash flows from investing activities:
  Proceeds from sale of equipment..........         81,000          46,000           6,000          12,000           12,000
  Purchase of property and equipment.......       (200,000)       (482,000)     (1,958,000)       (353,000)        (570,000)
                                               -----------     -----------     -----------     -----------     ------------
    Net cash used in investing
      activities...........................       (119,000)       (436,000)     (1,952,000)       (341,000)        (558,000)
                                               -----------     -----------     -----------     -----------     ------------
Cash flows from financing activities:
  Net principal borrowings (payments) under
    revolving credit lines.................     (1,804,000)       (310,000)      4,354,000       2,152,000        7,388,000
  Principal payments on long-term debt.....     (1,185,000)       (503,000)             --              --         (100,000)
  (Adjustment of) stock purchase note
    receivable by exchange of Common
    Stock..................................             --         (74,000)             --              --               --
  Net proceeds from issuance of Common
    Stock shares...........................             --              --       2,349,000              --           79,000
  Declared dividends.......................             --        (166,000)        (48,000)        (48,000)              --
  Conversion of stock warrants and
    options................................             --              --              --         536,000               --
  Net proceeds from sale of convertible
    preferred stock (note 11)..............      2,685,000              --              --              --               --
                                               -----------     -----------     -----------     -----------     ------------
    Net cash provided by (used in)
      financing activities.................       (304,000)     (1,053,000)      6,655,000       2,640,000        7,367,000
                                               -----------     -----------     -----------     -----------     ------------
    Net increase (decrease) in cash........          5,000        (275,000)       (156,000)       (200,000)       2,298,000
Cash at beginning of year..................        831,000         836,000         561,000         561,000          405,000
                                               -----------     -----------     -----------     -----------     ------------
Cash at end of year........................    $   836,000     $   561,000     $   405,000     $   361,000     $  2,703,000
                                               ===========     ===========     ===========     ===========     ============

                See accompanying notes to financial statements.

                                 MODTECH, INC.

                         NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Modtech, Inc. (the "Company") designs, manufactures, markets and installs modular relocatable classrooms.

     The Company's classrooms are sold primarily to California school districts. The Company also sells classrooms to the State of California and to leasing companies, who lease the classrooms principally to California school districts.

     Effective October 1, 1996, the Company acquired substantially all of the operating assets of Miller Structures, Inc. - California. In addition, the Company assumed certain liabilities. The Company entered into a lease agreement to rent the manufacturing facility. Miller Structures, Inc. - California manufactures and markets factory-built buildings.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Substantially all cash deposits are maintained in one financial institution.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash, contracts receivable and notes receivable, costs and estimated earnings in excess of billings on contracts, prepaid and other assets, accounts payable, accrued liabilities, billings in excess of estimated earnings on contracts and notes payable are measured at cost which approximates their fair value.

CONSTRUCTION CONTRACTS

     The accompanying financial statements have been prepared using the percentage-of-completion method of accounting and, therefore, take into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. Most contracts are completed within one year.

     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements.

     The current asset, "Costs and Estimated Earnings in Excess of Billings on Contracts," represents revenues recognized in excess of amounts billed. The current liability, "Billings in Excess of Costs and Estimated Earnings on Contracts," represents billings in excess of revenues recognized.

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

     The current contra asset, "Allowance for Contract Adjustments," is management's estimated adjustments to contract amounts due to disputes and or litigation.

INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Inventories, generally include only raw materials, as any work-in-process or finished goods are accounted for in percentage of completion allocations. The Company held finished inventory of $202,000 and $0 at December 31, 1995 and 1996, respectively.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization is provided using the straight-line and accelerated methods over the following estimated useful lives:

                Leasehold improvements........................  15 to 31 years
                Machinery and equipment.......................   5 to 7 years
                Trucks and automobiles........................   3 to 5 years
                Office equipment..............................   5 to 7 years

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of Statement of Financial Accounting Standard No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity.

STOCK OPTION PLAN

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standard No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provision of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

TAXES ON INCOME

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE

     Earnings per share are computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during each year.

RECLASSIFICATION

     Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation.

 2. CONTRACTS RECEIVABLE

     Contracts receivable consisted of customer billings for:

                                                          DECEMBER 31,
                                                   --------------------------      JUNE 30,
                                                      1995           1996            1997
                                                   ----------     -----------     -----------
                                                                                  (UNAUDITED)
    Completed contracts..........................  $  675,000     $ 7,723,000     $ 1,366,000
    Contracts in progress........................   2,613,000       2,103,000      25,288,000
    Retentions...................................     289,000         897,000       2,415,000
                                                   ----------     -----------     -----------
                                                    3,577,000      10,723,000      29,069,000
    Less allowance for contract adjustments......    (408,000)       (413,000)       (410,000)
                                                   ----------     -----------     -----------
                                                   $3,169,000     $10,310,000     $28,659,000
                                                   ==========     ===========     ===========

 3. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS

     Net costs and estimated earnings in excess of billings on contracts consisted of:

                                                        DECEMBER 31,
                                                -----------------------------      JUNE 30,
                                                    1995             1996            1997
                                                ------------     ------------     -----------
                                                                                  (UNAUDITED)
    Net costs and estimated earnings on
      uncompleted contracts...................  $ 22,744,000     $ 39,093,000     $93,369,000
    Billings to date..........................   (22,213,000)     (31,173,000)     91,266,000
                                                ------------     ------------     -----------
                                                     531,000        7,920,000       2,103,000
    Net unbilled receivables (payables) from
      completed contracts.....................       163,000           35,000          (9,000)
                                                ------------     ------------     -----------
                                                $    694,000     $  7,955,000     $ 2,094,000
                                                ============     ============     ===========

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

     These amounts are shown in the accompanying balance sheets under the following captions:

                                                          DECEMBER 31,
                                                   --------------------------      JUNE 30,
                                                      1995           1996            1997
                                                   ----------     -----------     -----------
                                                                                  (UNAUDITED)
    Costs and estimated earnings in excess of
      billings on uncompleted contracts..........  $1,254,000     $ 8,971,000     $ 8,812,000
    Costs and estimated earnings in excess of
      billings on completed contracts............     200,000         132,000         133,000
                                                   ----------     -----------     -----------
         Costs and estimated earnings in excess
           of billings...........................   1,454,000       9,103,000       8,945,000
                                                   ----------     -----------     -----------
    Billings in excess of costs and estimated
      earnings on uncompleted contracts..........    (722,000)     (1,052,000)     (6,709,000)
    Billings in excess of costs and estimated
      earnings on completed contracts............     (38,000)        (96,000)       (142,000)
                                                   ----------     -----------     -----------
      Billings in excess of costs and estimated
         earnings................................    (760,000)     (1,148,000)     (6,851,000)
                                                   ----------     -----------     -----------
                                                   $  694,000     $ 7,955,000     $ 2,094,000
                                                   ==========     ===========     ===========

 4. PROPERTY AND EQUIPMENT, NET

     Property and equipment, net consists of:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Leasehold improvements....................................  $ 7,241,000     $ 7,581,000
    Machinery and equipment...................................    2,492,000       3,536,000
    Trucks and automobiles....................................      164,000         107,000
    Office equipment..........................................      469,000         222,000
    Construction in progress..................................      261,000         567,000
                                                                -----------     -----------
                                                                 10,627,000      12,013,000
    Less accumulated depreciation and amortization............   (3,469,000)     (3,460,000)
                                                                -----------     -----------
                                                                $ 7,158,000     $ 8,553,000
                                                                ===========     ===========

 5. NOTE PAYABLE -- REVOLVING CREDIT AGREEMENT

     In 1995 the Company entered into a new revolving loan commitment that will expire in September 1998. The Company is entitled to borrow, from time to time, up to $10,000,000 with actual borrowings limited to specific percentages of eligible contracts receivable, equipment and inventories. On December 31, 1996, borrowings were limited to $8,136,000 and actual outstanding borrowings were $5,944,000. The interest rate is calculated at the prime lending rate (8.25% at December 31, 1996) plus two percent (2%) per annum. The loan is secured by substantially all of the Company's assets.

     In addition, the Company has one standby letter of credit with the bank for $2,036,000 on which no amounts were outstanding as of December 31, 1996.

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

 6. LONG-TERM DEBT

     Long-term debt consists of:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1995           1996
                                                                  ----------     ----------
    Industrial development bonds................................  $2,000,000     $2,000,000
    Less current portion of long-term debt......................          --       (100,000)
                                                                  ----------     ----------
                                                                  $2,000,000     $1,900,000
                                                                  ==========     ==========

     In June 1990, the Industrial Development Authority of the County of San Joaquin, California issued $4,200,000 of Industrial Development Bonds. The net proceeds of approximately $4,000,000 were used to fund the construction of a manufacturing facility on leased property located in Lathrop, California. The Company fully utilized the bonds at December 31, 1991. The Company has executed financing statements covering the plant and equipment financed, as security for repayment of the bonds. The bonds are secured by a $2 million letter of credit, and bear interest at an initial rate of 6.75% and fluctuate weekly. The interest rate was 3.75% at December 31, 1996. Repayment of the bonds will be $100,000 per year through 2015, with the remaining balance paid off in 2016.

     Annual maturities of long-term debt outstanding at December 31, 1996 are as follows:

        Year ending December 31:
          1997...........................................................  $  100,000
          1998...........................................................     100,000
          1999...........................................................     100,000
          2000...........................................................     100,000
          2001...........................................................     100,000
          Thereafter.....................................................   1,500,000
                                                                           ----------
                                                                           $2,000,000
                                                                           ==========

7. INCOME TAXES

     The components of the 1994, 1995 and 1996 provision for Federal and state income taxes are summarized below:

                                                                         SIX MONTHS ENDED JUNE
                                         YEAR ENDED DECEMBER 31,                  30,
                                     -------------------------------     ----------------------
                                      1994       1995         1996        1996          1997
                                     ------     -------     --------     -------     ----------
                                                                              (UNAUDITED)
    Current:
      Federal......................  $   --     $14,000     $ 91,000     $ 8,000     $2,600,000
      State........................   4,000       5,000      117,000      12,000        756,000
                                     ------     -------     --------     -------     ----------

    Deferred:
      Federal......................      --          --           --          --             --
      State........................      --          --           --          --             --
                                     ------     -------     --------     -------     ----------
                                     $4,000     $19,000     $208,000     $20,000     $3,356,000
                                     ======     =======     ========     =======     ==========

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

     Income tax expense attributable to income from operations differed from the amounts computed by applying the U.S. Federal income tax rate to pretax income from operations as a result of the following:

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                    YEAR ENDED DECEMBER 31,           JUNE 30,
                                                  ---------------------------      ---------------
                                                  1994       1995       1996       1996       1997
                                                  -----      -----      -----      -----      ----
                                                                                     (UNAUDITED)
Taxes, U.S. statutory rates.....................   34.0%      34.0%      34.0%      34.0%     34.0%
State taxes, less Federal benefit...............     --         --         --         --       5.8
Utilization of income tax benefit relating to
  loss carryover................................  (34.0)     (34.0)     (34.0)     (34.0)     (7.2)
Other...........................................    0.7        1.9        4.6        2.2       6.7
                                                  -----      -----      -----      -----      ----
          Total taxes on income.................    0.7%       1.9%       4.6%       2.2%     39.3%
                                                  =====      =====      =====      =====      ====

     Deferred tax liabilities, which amounted to approximately $68,000 and $270,000 at December 31, 1995 and 1996, respectively, primarily result from temporary differences between financial and tax accounting treatment of revenue recognition on contracts and depreciation. Deferred tax assets, which amounted to approximately $2,819,000 and $1,429,000 at December 31, 1995 and 1996,
respectively, were mainly comprised of net operating loss carryforwards and accrued liabilities. The Company's net operating loss carryforward at December 31, 1996 amounted to approximately $615,000, and expires in 2008 and 2009. For the years ended December 31, 1995 to 1996 the Company reduced the net deferred tax asset to zero by a valuation allowance. The valuation allowance for the net deferred tax assets as of December 31, 1995 was $2,751,000. The net change for the year ended December 31, 1996 was a decrease of $1,592,000, resulting in a remaining valuation allowance of $1,159,000.

 8. TRANSACTIONS WITH RELATED PARTIES

SALES

     The Company sells modular classrooms to certain companies and partnerships, the shareholders and partners of which are either officers, shareholders or key employees of the Company. The buildings are then leased to various school districts by the related companies and partnerships.

     The table below summarizes the classroom sales to related parties:

                                                                                SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   JUNE 30,
                                   --------------------------------------     ---------------------
                                      1994          1995          1996          1996         1997
                                   ----------     --------     ----------     --------     --------
                                                                                   (UNAUDITED)
Sales............................  $1,009,000     $600,000     $1,453,000     $269,000     $745,000
Cost of goods sold...............     870,000      531,000      1,239,000      236,000      655,000
Gross profit percentage..........        13.8%        11.5%          14.7%        12.3%        12.1%
                                   ==========     =========    ==========     =========    =========

     The related party purchases modular relocatable classrooms from the Company, upon standard terms and at standard wholesale prices.

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

     Due from affiliates includes a portion of unpaid invoices as a result of the above transactions. As of December 31, 1995 and 1996 these amounts totaled $376,000 and $432,000, respectively. Additional amounts arising from these transactions are included in the following captions:

                                                                DECEMBER 31,
                                                             -------------------   JUNE 30,
                                                               1995       1996       1997
                                                             --------   --------   --------
    Costs and estimated earnings in excess of billings on
      uncompleted contracts................................  $     --   $418,000   $397,000
    Billings in excess of costs and estimated earnings on
      uncompleted contracts................................   (30,000)   (13,000)   (47,000)
                                                             ========   ========   ========

NOTES RECEIVABLE

     At December 31, 1995, the Company had two notes receivable from a related party partnership aggregating $483,000. The partnership is composed of officers and shareholders of the Company. One note was paid in full during 1996 and the other note, in the amount of $45,000, which bears interest at 10% and is payable upon demand, remained outstanding at December 31, 1996.

     At December 31, 1995 the Company also had demand notes receivable of $132,000 and $105,000 due from related party partnerships. These notes were paid in full during 1996.

     Unpaid interest related to the above notes totaled $390,000 at December 31, 1995 and $322,000 at December 31, 1996 and are included in due from affiliates. The Company is negotiating payment terms on the accrued interest and anticipates full payment during 1997.

OPERATING LEASES

     The Company leases various land at its manufacturing facilities. The present manufacturing facility leases are with the Company's primary shareholder and partnerships composed of officers and shareholders. All related party leases require monthly payments which aggregate $67,000. In connection with the lease at the Lathrop facility, the Company made a $83,000 security deposit during 1990.

     In 1994, due to declines in real estate values the Company's primary shareholder and partnerships reduced the monthly lease rates for the manufacturing facilities to an aggregate of $36,000. The reduced rents will continue for as long as real estate values remain depressed.

     Future minimum lease payments under these leases are discussed in Note 14. Included in cost of sales is $418,000, $435,000 and $447,000 in rent expense paid to related parties for the years ended December 31, 1994, 1995 and 1996, respectively.

 9. 401(K) PLAN

     The Company has a tax deferred savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 12% of gross annual earnings. Company contributions, made on a 50% matching basis, are determined annually. The Company's contributions were $41,000, $37,000 and $53,000 in 1994, 1995 and 1996, respectively.

10. STOCK OPTIONS

     In 1989, the Company's shareholders approved a stock option plan (the 1989
Plan). The 1989 Plan provides for the grant of both incentive and non-qualified options to purchase up to 400,000 shares of the

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

Company's Common Stock. The incentive stock options can be granted only to employees, including officers of the Company, while non-qualified stock options can be granted to employees, non-employee officers and directors, consultants, vendors, customers and others expected to provide significant services to the Company.

     The exercise price of the stock options cannot be less than the fair market at the date of the grant (110% if granted to an employee who owns 10% or more of the common stock).

     Stock options outstanding under this 1989 Plan are summarized as follows:

                                                                         WEIGHTED-AVERAGE
                                                             SHARES       EXERCISE PRICE
                                                            --------     ----------------
        December 31, 1993.................................   400,000          $ 1.91
          Granted.........................................    75,000            1.50
          Terminated......................................   (75,000)           1.45
          Exercised.......................................        --              --
                                                            --------          ------
        December 31, 1994.................................   400,000            1.92
          Granted.........................................    45,000           2.125
          Terminated......................................   (45,000)           3.00
          Exercised.......................................        --              --
                                                            --------          ------
        December 31, 1995.................................   400,000            1.82
          Granted.........................................        --              --
          Terminated......................................        --              --
          Exercised.......................................  (134,500)           1.62
                                                            --------          ------
        December 31, 1996.................................   265,500            1.92
          Granted.........................................        --              --
          Terminated......................................        --              --
          Exercised (unaudited)...........................   (13,650)           2.78
                                                            --------          ------
        June 30, 1997 (unaudited).........................   251,850          $ 1.87
                                                            ========          ======

     As of December 31, 1996, 185,900 options are vested and exercisable at prices ranging from $.625 to $10.00 per share under the 1989 Plan.

     As of June 30, 1997, 179,750 options are vested and exercisable at prices ranging from $.625 to $10.00 per share under the 1989 Plan (unaudited).

     In March of 1994, pursuant to a vote of the Board of Directors, a nonqualified option plan was approved (the March 1994 Plan). The March 1994 Plan provides for the grant of 200,000 options to purchase shares of the Company's common stock. The exercise price of the stock options cannot be less than the fair market at the date of the grant. All of these options were granted during 1994.

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

     Stock options outstanding under the March 1994 Plan, are summarized as follows:

                                                                         WEIGHTED-AVERAGE
                                                             SHARES       EXERCISE PRICE
                                                            --------     ----------------
        December 31, 1993.................................   180,000          $ 1.19
          Granted.........................................    20,000            1.50
          Terminated......................................        --              --
          Exercised.......................................        --              --
                                                             -------          ------
        December 31, 1994.................................   200,000            1.22
          Granted.........................................        --              --
          Terminated......................................        --              --
          Exercised.......................................        --              --
                                                             -------          ------
        December 31, 1995.................................   200,000            1.22
          Granted.........................................        --              --
          Terminated......................................        --              --
          Exercised.......................................   (20,000)           1.19
                                                             -------          ------
        December 31, 1996.................................   180,000            1.22
          Granted.........................................        --              --
          Terminated......................................        --              --
          Exercised (unaudited)...........................   (14,500)           1.37
                                                             -------          ------
        June 30, 1997 (unaudited).........................   165,500          $ 1.21
                                                             =======          ======

     As of December 31, 1996, 95,000 options are vested and exercisable at prices ranging from $1.19 to $1.50 per share under the March 1994 Plan.

     As of June 30, 1997, 123,000 options are vested and exercisable at prices ranging from $1.19 to $1.50 per share under the March 1994 Plan (unaudited).

     In May of 1994, in conjunction with the offering of preferred stock (note
11), the Board of Directors voted and approved an additional stock option plan (the May 1994 Plan). The May 1994 Plan provides for the grant of both incentive and non-qualified options to purchase up to 500,000 shares of the Company's common stock. The incentive stock options can be granted only to employees, including officers of the Company, while non-qualified stock options can be granted to employees, non-employee officers and directors, consultants, vendors, customers and others expected to provide significant services to the Company. The exercise price of the stock options cannot be less than the fair market at the date of the grant (110% if granted to an employee who owns 10% or more of the common stock).

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

     Stock options outstanding under this May 1994 Plan, are summarized as follows:

                                                                         WEIGHTED-AVERAGE
                                                             SHARES       EXERCISE PRICE
                                                             -------     ----------------
        December 31, 1994..................................  285,000          $ 1.50
          Granted..........................................   35,000           2.125
          Terminated.......................................  (35,000)           1.50
          Exercised........................................       --              --
                                                             -------          ------
        December 31, 1995..................................  285,000            1.60
          Granted..........................................  205,000            2.59
          Terminated.......................................  (37,500)           1.50
          Exercised........................................  (12,500)           1.50
                                                             -------          ------
        December 31, 1996..................................  440,000            2.06
          Granted..........................................       --              --
          Terminated.......................................       --              --
          Exercised (unaudited)............................   (1,250)           2.13
                                                             -------          ------
        June 30, 1997 (unaudited)..........................  438,750          $ 2.06
                                                             =======          ======

     As of December 31, 1996, 108,750 options are vested and exercisable at prices ranging from $1.50 to $4.50 per share under the May 1994 Plan.

     As of June 30, 1997, 198,750 options are vested and exercisable at prices ranging from $1.50 to $4.50 per share under the May 1994 Plan (unaudited).

     In July 1996, the Company's Board of Directors authorized the grant of options to purchase up to 500,000 shares of the Company's common stock. The non-statutory options may be granted to employees, non-employee officers and directors, consultants, vendors, customers and others expected to provide significant service to the Company. The exercise price of the stock options cannot be less than the fair market value at the date of the grant (110% if granted to an employee who owns 10% or more of the common stock). At December 31, 1996, 110,000 options were granted at an exercise price of $4.50 and of these, 30,000 options were vested and exercisable. In January 1997, an additional 215,833 options were granted at an exercise price of $7.88 and in June 1997, 25,000 options were granted at an exercise price of $12.62. At June 30, 1997, 30,000 options were vested and exercisable at $4.50 per share under the 1996 Plan (unaudited).

     The per share weighted-average fair value of stock options granted during 1995 and 1996 was $1.28 and $1.94, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions; 1995 -- expected dividend yield 0%, risk-free interest rate of 7.80%, volatility factor of 72.66%, and an expected life of four years;
1996 -- expected dividend yield 0%, risk-free interest rate ranging from 6.57% to 7.80%, volatility factor of 72.66%, and an expected life of four years. The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                        SIX MONTHS ENDED JUNE
                                           YEAR ENDED DECEMBER 31,               30,
                                           -----------------------     -----------------------
                                             1995          1996          1996          1997
                                           --------     ----------     --------     ----------
                                                                             (UNAUDITED)
    Net income:
      As reported........................  $965,000     $4,269,000     $889,000     $5,195,000
      Pro forma..........................   862,000      3,658,000      783,000      4,434,000
                                           ========     ==========     ========     ==========
    Primary earnings per share:
      As reported........................  $   0.13     $     0.49     $   0.10     $     0.55
      Pro forma..........................      0.11           0.42         0.09           0.47
                                           ========     ==========     ========     ==========
    Fully diluted earnings per share:
      As reported........................  $   0.12     $     0.47     $   0.10     $     0.55
      Pro forma..........................      0.11           0.40         0.09           0.47
                                           ========     ==========     ========     ==========

     Pro forma net income reflects only options granted in 1995 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

11. 5% CONVERTIBLE PREFERRED STOCK AND WARRANTS

     In May of 1994, in a private transaction without registration under the Securities Act, the Company sold 2,850,000 shares of Series A 5% Convertible Preferred Stock. The preferred stock was sold at the price of $1.00 per share resulting in proceeds before costs and expenses of $2,850,000. All of the Series A 5% Convertible Preferred Stock was converted into Common Stock during 1996. In connection with this private placement of the Series A 5% Preferred Stock, the shareholders were granted warrants to purchase an aggregate of 1,385,000 shares of common stock at $1.50 (subject to adjustment in certain events), as well as warrants to purchase an aggregate of 1,375,000 additional shares at $2.00 per share (subject to adjustments in certain events). All warrants were exercised during 1996 resulting in the issuance of 2,204,000 shares of common stock and proceeds to the Company of approximately $1,643,000. Dividends in the amount of $166,000 and $48,000 were declared for the years ended December 31, 1995 and 1996, respectively.

     The Company also had outstanding 375,000 stock warrants at a price of $1.1875 in connection with a 1994 bank financing agreement. All these warrants were exercised during 1996.

12. MAJOR CUSTOMERS

     The Company had sales to one major customer which represented the following percentage of net sales:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              1994      1995      1996
                                                              ----      ----      ----
        State of California.................................    28%        9%       13%
                                                                ==         =        ==

     Sales to individual California school districts accounted 67.0%, 87.9% and 79.4% of the Company's net sales for 1994, 1995 and 1996, respectively.

                                 MODTECH, INC.

                         DECEMBER 31, 1994, 1995, 1996
                     AND JUNE 30, 1996 AND 1997 (UNAUDITED)

13. SUPPLEMENTAL CASH FLOW DISCLOSURES

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                        SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,            JUNE 30,
                                      ------------------------------   -------------------
                                        1994       1995       1996       1996       1997
                                      --------   --------   --------   --------   --------
                                                                           (UNAUDITED)
        Cash paid during the year
          for:
          Interest..................  $531,000   $248,000   $421,000   $180,000   $506,000
          Income taxes..............        --         --     24,000         --         --
                                      ========   ========   ========   ========   ========

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:

     During 1995, $274,000 of notes receivable from officer shareholders was repaid by delivery of 155,988 shares of common stock at market value.

     During 1996, 2,850,000 shares of Series A 5% convertible Preferred Stock were converted into 2,850,000 shares of common stock, in accordance with the private placement (note 11).

14. COMMITMENTS AND CONTINGENCIES

LAND LEASES

     The Company has entered into agreements to lease land at its manufacturing facilities in Perris and Lathrop, California. Minimum lease payments under these noncancelable operating leases for the next five years and thereafter are as follows:

                Year ending December 31:
                  1997...........................................  $  496,000
                  1998...........................................     489,000
                  1999...........................................     480,000
                  2000...........................................     435,000
                  2001...........................................     435,000
                  Thereafter.....................................   6,325,000
                                                                   ----------
                                                                   $8,660,000
                                                                   ==========

     Of the $8,660,000 in future rental payments, substantially all is payable to related parties (note 8). Rent expense for the years ended December 31, 1994, 1995 and 1996 was $418,000, $435,000 and $447,000, respectively.

WARRANTY

     The Company provides a one year warranty relating to the workmanship on their modular units. To date, warranty costs incurred on completed contracts have been immaterial.

PENDING CLAIMS AND LITIGATION

     In the normal course of business, the Company has been named in several claims and lawsuits arising out of the failure to pay subcontractors or for alleged breach of assigned security. In the opinion of management, the outcome of the claims will not have a material effect on the Company's financial position or results of operations.

                                  [PHOTOGRAPH]

======================================================

  NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................    3
Risk Factors...........................    7
Use of Proceeds........................   11
Market Information and Related
  Matters..............................   12
Dividend Policy........................   12
Capitalization.........................   13
Selected Financial Data................   14
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition............................   15
Business...............................   21
Management.............................   32
Principal and Selling Shareholders.....   37
Description of Capital Stock...........   39
Underwriting...........................   41
Legal Matters..........................   42
Experts................................   42
Available Information..................   42
Index to Financial Statements..........  F-1


======================================================
======================================================


                                1,750,000 SHARES


                                  MODTECH LOGO

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------

                            BEAR, STEARNS & CO. INC.

                                CRUTTENDEN ROTH
                                  INCORPORATED

                             L.H. FRIEND, WEINRESS,
                            FRANKSON & PRESSON, INC.

                                NOVEMBER 4, 1997


======================================================